Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NEW BREED HOLDING COMPANY,

XPO LOGISTICS, INC.,

NEXUS MERGER SUB, INC.

and

NB REPRESENTATIVE, LLC, solely in

its capacity as the Representative

July 29, 2014

i

3.20	Significant Customers	26
3.21	Brokerage	26
3.22	Vote Required	26
3.23	No Other Representations or Warranties	26

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	27

4.01	Organization and Power	27
4.02	Authorization	27
4.03	No Violation	27
4.04	Governmental Consents, etc.	27
4.05	Litigation	28
4.06	Brokerage	28
4.07	Financing	28
4.08	Purpose	29
4.09	Financial Ability	29
4.10	Solvency	29
4.11	Parent Entity	29

ARTICLE V	COVENANTS OF THE COMPANY	29

5.01	Conduct of the Business	29
5.02	Access to Books and Records	33
5.03	Efforts to Consummate	33
5.04	Exclusive Dealing	33
5.05	Payoff Letters and Lien Releases	34
5.06	Written Consent	34
5.07	Notification	34
5.08	Section 280G Approval	34
5.09	Financing	35
5.10	Termination of Affiliate Agreements	38
5.11	Appraisal Notice	38
5.12	Maintenance of Insurance	38

ARTICLE VI	COVENANTS OF PARENT	38

6.01	Access to Books and Records	38
6.02	Notification	38
6.03	Indemnification of Officers and Directors of the Company	38
6.04	Efforts to Consummate	40
6.05	Contact with Customers and Suppliers	40
6.06	Financing	40
6.07	Parent’s Solvency	41

ARTICLE VII	EMPLOYEE BENEFIT AND TAX MATTERS	41

7.01	Compensation and Employee Benefits	41

7.02	No Third Party Beneficiaries; No Amendments; No Guarantees of Employment	42
7.03	Tax Matters	42

ARTICLE VIII	CONDITIONS TO CLOSING	45

8.01	Conditions to Parent’s and Merger Sub’s Obligations	45
8.02	Conditions to the Company’s Obligations	46

ARTICLE IX	SURVIVAL; INDEMNIFICATION	47

9.01	Survival of Representations, Warranties, Covenants, Agreements and Other Provisions	47
9.02	Indemnification	47
9.03	Claims	48
9.04	Limitations on Indemnification Obligations	50
9.05	Sole and Exclusive Remedy	51
9.06	Indemnification Escrow	51
9.07	Special Damages	52

ARTICLE X	TERMINATION	52

10.01	Termination	52
10.02	Effect of Termination	54

ARTICLE XI	ADDITIONAL COVENANTS	54

11.01	Representative	54
11.02	Regulatory Filings	57
11.03	Disclosure Schedules	58

ARTICLE XII	DEFINITIONS	59

12.01	Definitions	59
12.02	Other Definitional Provisions	70
12.03	Cross-Reference of Other Definitions	70

ARTICLE XIII	MISCELLANEOUS	73

13.01	Press Releases and Communications	73
13.02	Expenses	73
13.03	Notices	73
13.04	Assignment	75
13.05	Severability	76
13.06	References	76
13.07	Construction	76
13.08	Amendment and Waiver	76
13.09	Complete Agreement	77

13.10	Third Party Beneficiaries	77
13.11	Waiver of Trial by Jury	77
13.12	Delivery by Facsimile or Email	78
13.13	Counterparts	78
13.14	Governing Law	78
13.15	Jurisdiction	78
13.16	Remedies Cumulative	79
13.17	No Recourse	79
13.18	Specific Performance	79
13.19	Waiver of Conflicts	80

INDEX OF EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Certificate of Incorporation
Exhibit D	Form of Bylaws
Exhibit E	Form of Escrow Agreement
Exhibit F	Reference Statement

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 29, 2014, is made by and among New Breed Holding Company, a Delaware corporation (the “Company”), XPO Logistics, Inc., a Delaware corporation (“Parent”), Nexus Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and NB Representative, LLC, a Delaware limited liability company, solely in its capacity as the representative for the Company’s securityholders (the “Representative”). Parent, Merger Sub and the Company, and, solely in its capacity as and solely to the extent applicable, the Representative, shall be referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XII below.

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of the Company, Parent and Merger Sub have each (i) determined that the Merger (as defined below) is fair, advisable and in the best interests of their respective companies and stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of the Company and Merger Sub are each recommending to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the Company expects that within twenty-four (24) hours of the execution of this Agreement, holders of 100% of the issued and outstanding shares of Preferred Stock and holders of 86% of the issued and outstanding shares of Common Stock will adopt and approve this Agreement by execution of a written consent.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

1.01 The Merger.

(a) On the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving company (the “Surviving Company”).

(b) At the Closing, the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit A hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Company shall succeed to all the assets, rights, privileges, immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

1.02 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into a right to receive an amount in cash equal to the sum of:

(i) the Per Share Closing Cash Consideration multiplied by the Preferred Share Common Equivalent; and

(ii) the Per Share Additional Merger Consideration multiplied by the Preferred Share Common Equivalent.

The aggregate consideration to which holders of Preferred Stock become entitled pursuant to this Section 1.02(a) is referred to herein as the “Preferred Stock Merger Consideration.”

(b) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive an amount in cash equal to the sum of:

(i) the Per Share Closing Cash Consideration; and

(ii) the Per Share Additional Merger Consideration.

The aggregate consideration to which holders of Common Stock become entitled pursuant to this Section 1.02(b) is referred to herein as the “Common Stock Merger Consideration.”

1.03 Effect on Options.

(a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Securityholder, (i) each Option that is outstanding immediately prior to the Effective Time and that is not an In-the-Money Option shall (x) if not previously vested, vest as of the Effective Time, and (y) automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Common Stock, without any payment of any consideration therefor, subject to Section 1.03(c); and (ii) each In-the-Money Option that is outstanding immediately prior to the Effective Time shall (x) if not previously vested, vest as of the Effective Time, and (y) automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Common Stock, and in consideration therefor, the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the Option Consideration. The Company shall, prior to the Effective Time, take all actions reasonably necessary in order to effectuate the actions contemplated by this Section 1.03; provided that such actions shall expressly be conditioned upon the consummation of the Merger and each of the other transactions contemplated hereby and shall be of no force or effect if this Agreement is terminated.

(b) The Closing Option Consideration payable to the holders of In-the-Money Options pursuant to Section 1.03(a) above shall be paid through the Company’s payroll system on the first regular payroll date of the Company on or following the Effective Time (and in any event within three (3) Business Days following the Closing Date), and any remaining portion of the Option Consideration payable to the holders of In-the-Money Options and, at the request of the Representative, other amounts received by the Representative pursuant to this Agreement that are payable to the holders of In-the-Money Options shall be paid to the Surviving Company for payment through the Surviving Company’s payroll system on the first normal payroll date of the Surviving Company following each such time as any such remaining portion of the Option Consideration becomes payable to such holder, if any, or, following each such time as such amount is received by the Surviving Company for payment to such holders, as the case may be.

(c) In the event that, after giving effect to adjustments contemplated by Section 1.10 or payments to Securityholders if any, payable pursuant to Section 1.05 or Section 9.06(b), Options that were deemed not to be In-the-Money Options based on the Per Share Closing Merger Consideration would have been In-the-Money Options if the payments contemplated thereby had been effected as of the Closing (or vice versa), then such Option shall be deemed an In-the-Money Option, and the Representative shall recalculate the Fully Diluted Shares, the Pro Rata Percentage, the Optionholder Percentage, the Stockholder Percentage and the resulting changes in amounts payable to all Securityholders after giving effect to the pro forma changes in treatment of such holders of Options, and the Representative and the Surviving Company shall adjust the distributions and payments to be made pursuant to Section 1.05, Section 1.10 or Section 9.06(b) to reflect such recalculations.

1.04 Exchange of Company Stock. After the Closing, promptly following surrender to Parent of a certificate representing share(s) of Company Stock (each, a “Certificate”), together with a duly completed and executed letter of transmittal, substantially in the form of Exhibit B attached hereto (a “Letter of Transmittal”), Parent will pay (or cause to be paid), in accordance with Section 2.02(b), to the holder of such Certificate the amount payable with respect to such share(s) of Company Stock as provided in Section 1.02, by wire transfer of immediately available funds to the account designated in the applicable Letter of Transmittal. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Company Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of the shares of

Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any shares of Company Stock presented to the Surviving Company or Parent for any reason shall be converted into the consideration payable in respect thereof pursuant to Section 1.02 without any interest thereon. None of Parent, the Surviving Company nor their Affiliates shall be liable to any Securityholder for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar laws. Any amount remaining unclaimed by Securityholders one (1) year after the Closing Date (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

1.05 Representative Amount. Concurrent with the Effective Time, Parent shall deduct from the Merger Consideration due to the Securityholders, an aggregate amount equal to $300,000, and such amount shall be delivered by Parent to the Representative, on behalf of the Securityholders, at the Closing by wire transfer of immediately available funds to the account(s) designated by the Representative, to satisfy potential future obligations of the Securityholders to the Representative, including expenses of the Representative arising from the defense or enforcement of claims pursuant to Sections 1.09 and 11.01 (in the aggregate, the “Representative Amount”). The Representative Amount shall be retained in whole or in part by the Representative for such time as the Representative shall determine in its sole discretion. If the Representative shall determine in its sole discretion to return all or any portion of the Representative Amount to the Securityholders, it shall distribute to each Securityholder its pro rata portion thereof based on its Pro Rata Percentage; provided that to the extent a Securityholder is a holder of In-the-Money Options, the Representative may deposit with the Surviving Company any portion of such amount payable to such holder of In-the-Money Options, and Parent shall cause the Surviving Company, through the Surviving Company’s payroll system, on the first normal payroll date of the Surviving Company following such deposit (and in any event within three (3) Business Days following such deposit), to distribute to each such holder the amount specified in instructions received from the Representative and, in such circumstances, the amount distributed to the other Securityholders shall be reduced accordingly.

1.06 Organizational Documents. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of the foregoing, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety in the form attached hereto as Exhibit C until thereafter amended, subject to Section 6.03, in accordance with the provisions thereof and the DGCL. At the Effective Time, the bylaws of the Surviving Company shall be amended and restated to be in the form attached hereto as Exhibit D, until thereafter amended, subject to Section 6.03, in accordance with the provisions thereof, the certificate of incorporation of the Surviving Company and the DGCL.

1.07 Directors and Officers. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Company, and the officers of the Company at the Effective Time shall be the officers of the Surviving Company, each such initial director and initial officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company as in effect from and after the Effective Time.

1.08 Closing Calculations. Not less than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a statement setting forth (a) an estimated consolidated balance sheet of the Group Companies as of the Reference Time, (b) a good faith calculation of the Company’s estimate of Cash (the “Estimated Cash”), Funded Debt (the “Estimated Funded Debt”), Net Working Capital (the “Estimated Net Working Capital”) and Transaction Expenses (“Estimated Transaction Expenses”) and (c) the Closing Cash Consideration, the Per Share Closing Cash Consideration and the aggregate Closing Option Consideration (the “Estimated Closing Statement”). The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with this Agreement.

1.09 Final Closing Balance Sheet Calculation. As promptly as possible, but in any event within seventy-five (75) days after the Closing Date, Parent shall deliver to the Representative (a) a consolidated balance sheet of the Group Companies as of the Reference Time (the “Closing Balance Sheet”), and (b) a statement showing the Cash, Funded Debt, Net Working Capital and Transaction Expenses (the “Closing Statement”). The Closing Balance Sheet shall be prepared and Cash, Funded Debt, Net Working Capital and Transaction Expenses shall be determined in accordance with this Agreement. The Parties agree that the purpose of preparing the Closing Balance Sheet and determining Cash, Funded Debt, Net Working Capital and Transaction Expenses and the related purchase price adjustment contemplated by this Section 1.09 is to measure the amount of Cash, Funded Debt, changes in Net Working Capital and Transaction Expenses. After delivery of the Closing Statement, the Representative and its accountants and other representatives shall be permitted full access at reasonable times to review the Surviving Company’s and its Subsidiaries’ books and records and any work papers (subject to the Representative and its representatives entering into any reasonable undertakings required by Parent’s accountants in connection therewith) related to the preparation of the Closing Statement. The Representative and its accountants and other representatives may make reasonable inquiries of Parent, the Surviving Company, its Subsidiaries and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Parent shall use its, and shall cause the Surviving Company and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants and employees to cooperate with and respond to such inquiries. If the Representative has any objections to the Closing Statement, the Representative shall deliver to Parent a written statement (an “Objections Statement”) stating that the Representative believes the Closing Statement contains mathematical errors or was not prepared in accordance with this Agreement and specifying in reasonable detail each item that the Representative disputes (each, a “Disputed Item”) and the amount in dispute for each Disputed Item and the reasons supporting the Representative’s positions. If an Objections Statement is not delivered to Parent within thirty (30) days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the Parties. The Representative and Parent shall negotiate in good faith to resolve any Disputed Items, but if they do not reach a final resolution within fifteen (15) days after the delivery of the Objections Statement, the Representative and Parent shall submit such dispute to the Charlotte, NC office of Deloitte & Touche LLP, or another nationally recognized independent accounting firm reasonably acceptable to Parent and the

Representative (the “Dispute Resolution Arbiter”). Any further submissions to the Dispute Resolution Arbiter must be written and delivered to each party to the dispute. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Objections Statement as Disputed Items. The Dispute Resolution Arbiter’s determination shall be based solely on the definitions of Cash, Funded Debt, Net Working Capital and Transaction Expenses contained herein and the provisions of this Agreement, including this Section 1.09. The Representative and Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Closing Statement and the Objections Statement. Further, the Dispute Resolution Arbiter’s determination shall be based solely on the presentations by Parent and the Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and non appealable by the Parties hereto. The costs and expenses of the Dispute Resolution Arbiter shall be allocated between Parent, on the one hand, and the Representative (on behalf of the Securityholders), on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if the Representative claims Net Working Capital is $1,000 greater than the amount determined by Parent, and Parent contests only $500 of the amount claimed by the Representative, and if the Dispute Resolution Arbiter ultimately resolves the dispute by awarding the Representative (for the benefit of the Securityholders) $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated sixty percent (60%) (i.e., 300 ÷ 500) to Parent and forty percent (40%) (i.e., 200 ÷ 500) to the Representative (on behalf of the Securityholders).

1.10 Post-Closing Adjustment Payment.

(a) If the Final Cash Consideration is greater than the Closing Cash Consideration, (i) Parent shall promptly (but in any event within five (5) Business Days following the final determination of the Final Cash Consideration) pay (A) to the Representative an amount equal to such difference multiplied by the Stockholder Percentage, by wire transfer of immediately available funds to the account designated by the Representative, for the benefit of the Securityholders that are not Optionholders, and the Representative shall distribute to each Securityholder that is not an Optionholder its pro rata portion thereof based on its Pro Rata Percentage, and (B) the Surviving Company (for distribution to the holders of the In-the-Money Options) an amount equal to such difference multiplied by the Optionholder Percentage, by wire transfer of immediately available funds to an account designated in writing by the Surviving Company, for the benefit of the holders of In-the-Money Options; and (ii) the Representative and Parent shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to the Representative the funds in the Purchase Price Adjustment Escrow Account for the benefit of the Securityholders, and the Representative shall distribute to each Securityholder its pro rata portion thereof based on its Pro Rata Percentage. In no event, absent fraud, shall the amount paid by Parent pursuant to this Section 1.10(a) be greater than an amount equal to the sum of the Purchase Price Adjustment Escrow Amount and the amount, if any, remaining in the Indemnification Escrow Account as of the date of any payment pursuant to this Section 1.10.

(b) If the Final Cash Consideration is less than the Closing Cash Consideration, Parent and the Representative (on behalf of the Securityholders) shall promptly (but in any event within five (5) Business Days) deliver a joint written instruction to the Escrow Agent to pay to Parent the absolute value of such difference (the “Shortfall Amount”) by wire transfer of immediately available funds to one (1) or more accounts designated by Parent to the Representative. The instructions to the Escrow Agent shall provide that the Shortfall Amount shall be paid (i) first, from the funds available in the Purchase Price Adjustment Escrow Account and (ii) second, if the Shortfall Amount exceeds the funds available in the Purchase Price Adjustment Escrow Account, from the funds available in the Indemnification Escrow Account. In the event that the funds available in the Purchase Price Adjustment Escrow Account are in excess of the Shortfall Amount (such excess, the “Escrow Excess Amount”), the Representative and Parent shall simultaneously with the delivery of the instructions described in the first sentence of this Section 1.10(b), deliver joint written instructions to the Escrow Agent to pay to the Representative the Escrow Excess Amount for the benefit of the Securityholders, and the Representative shall distribute to each Securityholder its pro rata portion thereof based on its Pro Rata Percentage. Absent fraud, the Securityholders and the Representative shall not have any liability for any amounts due pursuant to Section 1.09 or this Section 1.10 except to the extent of the funds available in the Purchase Price Adjustment Escrow Account and the Indemnification Escrow Account.

1.11 Escrow Accounts.

(a) Concurrent with the Effective Time, Parent shall deduct from the Merger Consideration due to the Securityholders and deposit Ten Million Dollars ($10,000,000) (such amount, the “Purchase Price Adjustment Escrow Amount”) in immediately available funds into an escrow account (which may be a sub-account, the “Purchase Price Adjustment Escrow Account”) to be established and maintained by the Escrow Agent pursuant to the terms and conditions of an escrow agreement substantially in the form of Exhibit E attached hereto, with such changes as may be required by the Escrow Agent and reasonably acceptable to Parent and the Representative, to be entered into on the Closing Date by Parent, the Representative and the Escrow Agent (the “Escrow Agreement”). Absent fraud, the amounts contained in the Purchase Price Adjustment Escrow Account shall serve as a security for, and, together with the Indemnification Escrow Account, the sole and exclusive source of payment of, Parent’s rights pursuant to Section 1.10, if any.

(b) Concurrent with the Effective Time, Parent shall deduct from the Merger Consideration due to the Securityholders and deposit Forty Million Dollars ($40,000,000) (such amount, the “Indemnification Escrow Amount”) in immediately available funds into an escrow account (which may be a sub-account, the “Indemnification Escrow Account”) to be established and maintained by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. Absent fraud, the amounts contained in the Indemnification Escrow Account shall serve as a security for, and, (i) together with the Purchase Price Escrow Account, the sole and exclusive source of payment of, Parent’s rights pursuant to Section 1.10, if any, and (ii) the sole and exclusive source of payment of Parent’s rights pursuant to Section 7.03, Section 5.09 or Article IX, if any.

(c) All fees, costs and expenses of the Escrow Agent pursuant to the Escrow Agreement shall be paid from the Indemnification Escrow Account.

1.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 262 of the DGCL, any share of Company Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Common Shareholder or Preferred Shareholder who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement, which Common Shareholder or Preferred Shareholder complies with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such share being a “Dissenting Share,” and such Common Shareholder or Preferred Shareholder being a “Dissenting Stockholder”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 1.02 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive, without any interest thereon, the consideration referred to in Section 1.02, pursuant to the exchange procedures set forth in Section 1.04. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (a) prompt notice of any demand for payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company shall not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent.

1.13 Withholding. Notwithstanding any provision contained herein to the contrary, each of the Escrow Agent, the Surviving Company, the Representative and Parent shall be entitled to deduct and withhold from the amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. If the Escrow Agent, the Surviving Company, the Representative or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. At least five (5) Business Days prior to the Closing, Parent shall (i) notify the Representative and Securityholders of any anticipated withholding (other than backup withholding or withholding of employment taxes), (ii) consult with the Representative in good faith to determine whether such deduction and withholding is required under applicable Tax Law, and (iii) cooperate with the Representative in good faith to minimize the amount of any applicable withholding.

1.14 Reference Statement. Exhibit F sets forth an illustrative statement prepared in good faith by the Company in cooperation with Parent setting forth the various line items used (or to be used) in, and illustrating as of the date set forth therein, the calculation of Cash, Funded Debt and Net Working Capital prepared and calculated in accordance with this Agreement.

ARTICLE II

THE CLOSING

2.01 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP located at 787 Seventh Avenue, New York, New York 10019 at 10:00 a.m. local time on the third (3rd) Business Day following satisfaction or due waiver of all of the closing conditions set forth in Article VIII hereof (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) or on such other date and/or time as is mutually agreed to in writing by Parent and the Representative; provided, however, that, if the Marketing Period has not ended at such time, the Closing shall occur instead on (a) the earlier to occur of (i) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice and (ii) the last day of the Marketing Period (or, if such date is not a Business Day, the first Business Day occurring thereafter); or (b) such other date and time as agreed to in writing by Parent and the Company. The date and time of the Closing are referred to herein as the “Closing Date.”

2.02 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at or prior to the Closing:

(a) the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;

(b) in accordance with Section 1.04, Parent shall deliver to each holder of a Certificate surrendered to Parent at least three (3) Business Days prior to the Closing, together with a duly completed and executed Letter of Transmittal, the payment required with respect thereto pursuant to Section 1.04, by wire transfer of immediately available funds to the account designated in the applicable Letter of Transmittal;

(c) in accordance with Section 1.03, Parent shall deliver the Closing Option Consideration set forth in the Estimated Closing Statement to the Company, for the benefit of the holders of In-the-Money Options, by wire transfer of immediately available funds to the account designated in writing by the Company;

(d) in accordance with Section 1.05, Parent shall deliver to the Representative the Representative Amount, by wire transfer of immediately available funds to the account(s) designated in writing by the Representative;

(e) Parent shall deposit the Purchase Price Adjustment Escrow Amount into the Purchase Price Adjustment Escrow Account;

(f) Parent shall deposit the Indemnification Escrow Amount into the Indemnification Escrow Account;

(g) subject to Section 5.05, Parent shall repay, or cause to be repaid, on behalf of the Group Companies, the Payoff Amount, by wire transfer of immediately available funds to the account(s) designated in the Payoff Letter;

(h) Parent shall deliver to the Company:

(i) the Escrow Agreement, duly executed by Parent;

(ii) a certificate of an authorized officer of Parent and Merger Sub in his or her capacity as such, dated as of the Closing Date, stating that the preconditions specified in Sections 8.02(a) and 8.02(b) have been satisfied;

(iii) certified copies of resolutions of the requisite holders of the voting shares of Merger Sub approving the consummation of the transactions contemplated by this Agreement; and

(iv) certified copies of the resolutions duly adopted by Parent’s Board of Directors (or its equivalent governing body) and Merger Sub’s Board of Managers authorizing the execution, delivery and performance of this Agreement.

(i) Representative shall deliver to Parent the Escrow Agreement, duly executed by Representative;

(j) The Company shall deliver to Parent:

(i) a certificate of an authorized officer of the Company in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Sections 8.01(a) and 8.01(b) have been satisfied;

(ii) certified copies of resolutions of the requisite shareholders of the Company for the Shareholder Approval approving the consummation of the transactions contemplated by this Agreement (the “Written Consent”);

(iii) a duly executed certificate from the Company, dated as of the Closing Date, to the effect that the Company is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code, which certificate shall be in compliance with the requirements set forth in Treasury Regulations Section 1.1445-2(c)(3)(i), along with the notifications required under Treasury Regulation Sections 1.897-2(h)(2); and

(iv) certified copies of resolutions duly adopted by the Company’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

(k) Parent shall pay, or cause to be paid, on behalf of the Company, the Transaction Expenses by wire transfer of immediately available funds as directed by the Representative, as such amounts are set forth in the pay-off, termination and discharge letters, in form and substance reasonably satisfactory to Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as follows, except as set forth in the Disclosure Schedules:

3.01 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and assets as they are now being owned, leased and operated and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company is qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in every jurisdiction in which it is required to qualify, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company as currently in effect, and the Company is not in violation of such Organizational Documents.

3.02 Subsidiaries. Schedule 3.02 accurately sets forth each material Subsidiary of the Company, its name, place of incorporation or formation, and if not wholly owned directly or indirectly by the Company, the record ownership as of the date of this Agreement of all capital stock or other equity interests issued thereby. Each of such Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each such Subsidiary has all requisite corporate, or other legal entity, as the case may be, power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and assets as they are now being owned, leased and operated and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each such Subsidiary is qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in every jurisdiction in which it is required to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has delivered to Parent complete copies of the organizational documents of each such Subsidiary as currently in effect.

3.03 Authorization; No Breach; Valid and Binding Agreement.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action, and, subject to obtaining the Shareholder Approval, no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement.

(b) Prior to the date of this Agreement, the Company and its board of directors have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other Takeover Law or (iii) any provision of the Organizational Documents of the Company and the organizational documents of the Company’s Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law: (x) the execution of this Agreement, (y) the Merger and (z) any of the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

(c) Except for (w) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (x) the Shareholder Approval, (y) compliance with and filings under the HSR Act and any other Antitrust Law and (z) as set forth on Schedule 3.03, the execution, delivery, performance and compliance with the terms and conditions of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby by the Company do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the Organizational Documents of the Company or the certificates of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) require any consent of or other action by any Person or by the Company or any of its Subsidiaries under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract or any material Permit affecting the assets or business of the Company and its Subsidiaries, (iii) violate in any material respect any Law or Order to which any of the Group Companies is subject or by which any of their respective properties or assets are bound or affected, (iv) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except where the failure of any of the representations and warranties contained in clauses (ii) or (iv) above to be true would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(d) Assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(e) The Written Consent will be sufficient to satisfy the Shareholder Approval, and the Preferred Stock shall cease to be outstanding as of immediately after the Merger.

3.04 Capitalization.

(a) The authorized capital stock of the Company consists of One Hundred Thousand (100,000) shares of preferred stock, par value $0.01 per share, all of which have been designated “Series A Preferred Stock” (“Preferred Stock”), and One Million Five Hundred Thousand (1,500,000) shares of common stock, par value $0.01 per share (“Common Stock”). On the date hereof, the issued and outstanding shares of capital stock of the Company consists of (A) Three Hundred Fifty-Three Thousand Six Hundred Fifty-Nine (353,659) shares of Common Stock, (B) Forty Four Thousand Six Hundred Thirty-Four (44,634) shares of Preferred Stock and (C) One Hundred Twenty-One Thousand Three Hundred Forty-Five (121,345) shares of Common Stock are subject to outstanding Options. Each share of Preferred Stock is convertible into 17.68659356 shares of Common Stock. The “Original Issuance Price” (as defined in the Certificate of Incorporation) of each share of Preferred Stock is $1,000. All the outstanding shares of capital stock of the Company have been and are duly authorized, validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any relevant state securities Laws or pursuant to valid exemptions therefrom. Except for the exercise or conversion rights that attach to the Options that are listed on Schedule 3.04(a), and to the Preferred Stock, on the date hereof there are no shares of Common Stock or any other equity security of the Company issuable upon conversion or exchange of any issued and outstanding security of the Company nor are there any rights, options outstanding or other agreements to acquire shares of Common Stock or any other equity security of the Company nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares or securities. No Securityholder is entitled to, nor were any securities issued in violation of, any preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of the Company or any agreement to which the Company is party or otherwise bound. No Subsidiary of the Company owns any capital stock of the Company.

(b) Except as set forth in Schedule 3.04(b), there are no (i) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, (ii) contractual obligations or commitments to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (iii) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or other agreements or obligations of the Company or any of its Subsidiaries pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance of the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(c) All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of the Company have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company or such Subsidiaries as set forth on Schedule 3.04(c)-A, free and clear of any Liens, other than restrictions on transfer arising under applicable securities laws or Permitted Liens securing the Existing Credit Agreement (as in effect on the date hereof) in accordance with the terms thereof. Except as set forth on Schedule 3.04(c)-B, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary, (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any such Subsidiary of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any such Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of any such Subsidiary of the Company.

(d) Except as set forth on Schedule 3.04(d), the Company and its Subsidiaries have no outstanding Indebtedness, and there are no outstanding guarantees by the Company or any of its Subsidiaries of Indebtedness of any other Person. Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Neither the Company nor any of its Subsidiaries owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party Person.

3.05 Financial Statements; No Undisclosed Liabilities.

(a) The Company’s audited consolidated balance sheet as of December 31, 2013 and the related consolidated statement of income, stockholders’ equity and cash flows for the fiscal year then ended and the Company’s audited balance sheet and statements of income, stockholders’ equity and cash flows for the fiscal years ended December 31, 2012 and December 31, 2011 and the Company’s unaudited consolidated balance sheet as of March 31, 2014 (the “Latest Balance Sheet”) and the related consolidated statement of income, stockholders’ equity and cash flows for the three months then ended (the foregoing audited and unaudited financial statements, collectively, the “Financial Statements”) (i) have been prepared in all material respects in accordance with GAAP, consistently applied, (ii) have been prepared from and are in accordance with the books and records of the Company and its Subsidiaries and (iii) present fairly in all material respects the consolidated financial condition and results of operations of the Group Companies (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments that are not, in the aggregate, material to the unaudited financial statements. The Company has provided Parent with true, complete and correct copies of the Financial Statements in Schedule 3.05(a).

(b) There are no Liabilities of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on a balance sheet, except (i) Liabilities disclosed in Schedule 3.05(b), (ii) Liabilities reflected or reserved against in the Latest Balance Sheet, (iii) Liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with the type reflected or reserved for in the Financial Statements and past practice and (iv) Liabilities that would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The Company and the Subsidiaries have devised and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general and specific authorization of the management of the Company and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items.

3.06 Title to Assets, etc. Except as disclosed in Schedule 3.06, each of the Company and its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in or valid license to, each of its material assets and properties reflected in the Financial Statements or that are used or held for use in connection with and necessary for the conduct of or otherwise material to, its business (the “Assets”), except for inventory sold following the date of the Financial Statements in the ordinary course of business consistent with past practice, in each case, free and clear of any Lien, except for Permitted Liens. Any Permitted Liens on the Assets, individually or in the aggregate, do not materially interfere with the current use of any such Asset by the Company or any of its Subsidiaries or materially detract from the value of any such Asset. The Assets constitute all of the material properties and assets used or held for use for the conduct of the business of the Company and its Subsidiaries. The Assets are sufficient in all material respects for the conduct of the respective businesses, activities and operations of the Company and its Subsidiaries as currently conducted.

3.07 Absence of Certain Developments. Except as disclosed in Schedule 3.07, during the period from December 31, 2013 to the date of this Agreement:

(a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and in compliance with applicable Law;

(b) none of the Group Companies has made a commitment, taken, authorized or agreed to take, any action or event, that, if taken, authorized or agreed, in each case, after the date hereof, would constitute a breach of clauses (a) – (y) of Section 5.01 (other than clauses (h), (k), (m), (o) or, with respect to the foregoing clauses, (y)); and

(c) there has not been any fact, circumstance, development, event, condition, occurrence or change that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

3.08 Real Property.

(a) Schedule 3.08(a) contains a true and complete list of all material leases, licenses, subleases and occupancy agreements, together with any material amendments thereto (the “Real Property Leases”), with respect to all real property leased, licensed, subleased or otherwise used or occupied by the Group Companies as of the date hereof (the “Leased Real Property”). The Real Property Leases are in full force and effect, and a Group Company holds a valid and existing leasehold interest under each such Real Property Lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws, and subject to Permitted Liens. The Company has delivered or made available to Parent complete and accurate copies of each of the Real Property Leases, and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to Parent. No Group Company is in default in any material respect under any of the Real Property Leases. There does not exist any actual or, to the knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that affect any Leased Real Property or any part thereof, and neither the Company nor any Subsidiary has received any notice, oral or written, of the intention of any Governmental Entity to take or use all or any part thereof.

(b) No Group Company owns any real property.

3.09 Tax Matters. Except as set forth on Schedule 3.09:

(a) Each of the Group Companies has filed (or has had filed) all material Tax Returns that it was required to file (or to have filed), taking into account any extensions of time to file validly obtained and all such Tax Returns are true, correct and complete in all material respects. All Taxes of each Group Company shown as owing by any Group Company on such Tax Returns have been fully paid, and all other material Taxes otherwise due from a Group Company have been paid or properly accrued in accordance with GAAP in the Latest Balance Sheet.

(b) The Latest Balance Sheet reflects adequate accruals and reserves in accordance with GAAP for all material Taxes payable by the Group Companies for all taxable periods (and portions thereof) through the date of the Latest Balance Sheet.

(c) All material deficiencies for Taxes asserted or assessed in writing against any Group Company have been fully and timely paid, settled or properly accrued in accordance with GAAP in the Latest Balance Sheet.

(d) No Group Company is the subject of a Tax audit, examination or other proceeding with respect to material Taxes, and no such audit, examination or other proceeding has been threatened in writing.

(e) There are no outstanding agreements or consents extending or waiving (or having the effect of extending or waiving) the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from any Group Company for any taxable period and no request for any such waiver or extension is currently pending.

(f) No Group Company (i) is a party to, bound by, or obligated under any Tax sharing, allocation or similar agreement (other than any such agreement entered into in the ordinary course of business and not dealing primarily with Taxes or commercial lending arrangements entered into in the ordinary course of business), (ii) is or was a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than any such group the common parent of which is the Company), (iii) has any material liability for Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as transferee or successor, or (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), private letter ruling, or other written agreement with a Governmental Entity regarding Taxes or Tax matters.

(g) No Group Company has participated in a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(h) All material Taxes which each Group Company is obligated to withhold from amounts owing to any employee, creditor, shareholder or third party have been duly and timely withheld and paid over to the relevant Governmental Entity (and, if not so paid over, have been properly accrued in accordance with GAAP in the Latest Balance Sheet).

(i) Since January 1, 2011, no claim has been made by any Tax authority in a jurisdiction where any Group Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(j) No Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the Closing Date.

(l) There are no Liens for material Taxes upon the assets or properties of any Group Company, other than Permitted Liens.

3.10 Contracts and Commitments.

(a) Except as set forth on Schedule 3.10(a) and except for agreements entered into by any Group Company after the date hereof in accordance with Section 5.01, no Group Company is party or bound to any Contract, in effect as of the date hereof, of the following types (whether or not actually listed in Schedule 3.10(a), collectively, the “Material Contracts”):

(i) any collective bargaining agreement with respect to its employees;

(ii) any employment agreement, change of control agreement, severance agreement, retention agreement and any other Contract or agreement with any current officer, employee, consultant or director, or other Affiliate Agreement, which provide for payment by the Group Company in excess of $150,000 during a twelve month period;

(iii) agreement or indenture relating to any Indebtedness in an amount in excess of $500,000 (including Indebtedness of the Group Companies or in respect of which any Group Company is an obligee) or any letters of credit or similar instruments issued for the account of any Group Company or to mortgaging, pledging or otherwise placing a Lien securing obligations in excess of $500,000 on any portion of the assets of the Group Companies;

(iv) guaranty of any obligations of another Person in excess of $500,000;

(v) lease or Contract under which it is lessee of, or holds or operates any personal property or real property owned by any other party, for which the annual rental exceeds $500,000;

(vi) lease or Contract under which it is lessor of, or permits any third party to hold or operate any personal property or real property, for which the annual rental exceeds $500,000;

(vii) Contract or group of related Contracts with the same party for the purchase of products or services (i) that provide for annual payments by a Group Company in excess of $500,000 or (ii) that provides for minimum purchase requirements in excess of such amount per annum;

(viii) Contract or group of related Contracts with a customer that provides annual net revenues to the Group Companies in excess of $500,000;

(ix) any Contract or group of related Contracts, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or assets or any property (whether by merger, sale of stock, sale of assets or otherwise), in each case to the extent material to the business of the Company and its Subsidiaries, taken as a whole;

(x) any Contract relating to any interest rate, foreign exchange, derivatives or hedging transaction;

(xi) any Contract governing the sale, disposition, or licensing of any Intellectual Property, or the provision of any information technology related services, by or to the Company or any of its Subsidiaries, in each case to the extent material to the business of the Company and its Subsidiaries, taken as a whole, and outside the ordinary course of business, other than licenses for the use of commercially available software;

(xii) any Contract that (A) restricts the Company or an Affiliate from engaging in any line of business, developing, marketing or distributing products or services or obligates the Company or an Affiliate not to compete with another Person or in any geographic area or during any period of time or that would otherwise limit the freedom of Parent or its Affiliates (including the Surviving Corporation) from engaging in any line of business after the Effective Time or (B) contains exclusivity obligations or restrictions binding on the Company or any of its Affiliates or that would be binding on Parent or any of its Affiliates (including the Surviving Corporation) after the Effective Time or (C) prohibits the Company or any of its Subsidiaries from hiring or soliciting for hire any group of employees or customers;

(xiii) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries, in each case that will not be terminated at or prior to the Effective Time;

(xiv) any (i) material Contract with any Governmental Entity, or (ii) Order or consent of a Governmental Entity to which the Company or any of its Subsidiaries is subject;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person, other than a Group Company;

(xvi) any Contract containing most favored nation pricing provisions or granting to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Assets (other than inventory in the ordinary course of business consistent with past practice);

(xvii) any partnership, joint venture, limited liability company or other similar agreements or arrangements with a third party (including any agreement providing for joint research, development or marketing);

(xviii) any Contract or agreement relating to any capital expenditure or leasehold improvement in excess of $500,000 in the aggregate that has commenced but is not yet completed or that obligates the Company or any of the Subsidiaries to incur expenditures in excess of $500,000 in the aggregate with respect to a project that is not yet commenced, in each case, except for purchase orders that are entered into in the ordinary course of business consistent with past practice pursuant to a Material Contract; and

(xix) any material settlement agreement entered into within the past three (3) years.

(b) Parent or the Parent Representatives either have been supplied with, or have been given access to, (i) a true and correct copy of all written Contracts that are referred to on Schedule 3.10(a) and (ii) and an accurate and complete summary of all oral Contracts that are referred to on Schedule 3.10(a).

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each Material Contract is valid and binding on each Group Company that is a party thereto, as applicable, on one hand, and, to the knowledge of the Company, each other party thereto, on the other, and is in full force and effect, enforceable against the Company, any Subsidiary of the Company party thereto and, to the knowledge of the Company, such other parties.

(d) (i) No Group Company has violated or breached, or committed any material default under (or, to the knowledge of the Company, is alleged to be in default or breach in any material respect under) any Material Contract; (ii) to the knowledge of the Company, as of the date of this Agreement, no other Person that is a party to any Material Contract has materially violated or breached, or committed any material default under (or, to the knowledge of the Company, is alleged to be in default or breach in any material respect under) such Material Contract; (iii) no event or circumstance has occurred and is continuing through any Group Company’s actions or inactions that will result in a material violation or breach of any of the provisions of any Material Contract; and (iv) to the knowledge of the Company, as of the date of this Agreement, no other event or circumstance has occurred that, with or without notice or lapse of time or both, would result in or give any party to any Material Contract (other than a Group Company) a right of acceleration or early termination thereof.

3.11 Intellectual Property. All material patents, registrations and applications pertaining to Intellectual Property owned by any Group Company as of the date hereof are set forth on Schedule 3.11. The Company and/or its Subsidiaries, as the case may be, own or have the right to use all Intellectual Property reasonably necessary for the conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof. Neither the Company nor any of its Subsidiaries has received any written notices of infringement or misappropriation from any third party with respect to any third party intellectual property. To the knowledge of the Company, no Group Company is currently infringing on the intellectual property of any other Person, nor does any Intellectual Property owned by any Group Company involve the misappropriation of any trade secrets of any third party. To the knowledge of the Company, no other Person has violated, misappropriated, diluted or infringed any rights under any Intellectual Property owned by, and that are material to, any of the businesses of the Company or any of its Subsidiaries. The Company takes commercially reasonable steps to maintain the confidentiality of its material trade secrets.

3.12 Litigation. Except as set forth on Schedule 3.12, (a) there is no charge, claim, cross-claim or third-party claim, complaint, legal action, suit, arbitration, claim, prosecution, proceeding, inquiry, hearing, investigation or proceeding (whether civil, criminal, regulatory or otherwise or whether federal, state, local or foreign) (“Action”) pending, at Law or in equity, or before or by any Governmental Entity, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, or, to the knowledge of the Company, threatened, against any Group Company or their respective properties, Assets or business, individually or in the aggregate materially and adversely affecting the business of the Company and its Subsidiaries, taken as a whole, (b) no Group Company is subject to any settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity (“Order”), individually or in the aggregate, materially and adversely affecting the business of the Company and its Subsidiaries, taken as a whole and (c) none of the Company, its Subsidiaries or the Assets is subject to any outstanding or unsatisfied material Order.

3.13 Governmental Consents, etc. Except for (i) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) as set forth on Schedule 3.13, the Company is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Except with respect to the expiration or termination of the waiting period under the HSR Act, no material consent, approval or authorization of any Governmental Entity is required to be obtained by the Company in connection with its execution, delivery or performance of this Agreement or the consummation by the Company of any transaction contemplated hereby.

3.14 Employee Benefit Plans.

(a) Schedule 3.14(a) sets forth, as of the date hereof, each material Company Employee Benefit Plan. True and complete copies of all material Company Employee Benefit Plans have been provided or made available to Parent or its representatives prior to the date hereof, as well as, with respect to each such plan, (i) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (ii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), (iii) the most recent annual financial report and/or the most recent actuarial report, if any, (iv) any material employee communications, and (v) the most recent determination letter from the IRS, if any. The Company Employee Benefit Plans are and have been administered in material compliance with their terms and with the requirements of ERISA, the Code and all other applicable Law. All contributions required to be made to any Company Employee Benefit Plan, and all premiums due or payable with respect to insurance policies funding any such plan, have been timely made or paid in full or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each of the Company Employee Benefit Plans, applicable Law and GAAP.

(b) No Group Company by reason of its affiliation with any member of such Group Company’s “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code) or otherwise has incurred, or is reasonably expected to incur, any Tax, fine, Lien, penalty or other Liability imposed by ERISA, the Code or other applicable Law except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or can rely on an opinion letter as to its qualification and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. To the knowledge of the Company, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA) has occurred with respect to any Company Employee Benefit Plan that would reasonably be likely to result in material liability to the Group Companies. No Company Employee Benefit Plan is (i) subject to Title IV of ERISA or

(ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, and neither any Group Company nor any member of its Controlled Group has at any time in the past six (6) years sponsored or contributed to, or has or has had any material liability or obligation in respect of, any such arrangement.

(c) No Group Company has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(d) Except as set forth on Schedule 3.14(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of any Group Company, or result in any limitation on the right of any Group Company to amend, merge, terminate or receive a reversion of assets from any Company Employee Benefit Plan or related trust.

(e) Except as set forth on Schedule 3.14(e), no amount paid or payable (whether in cash, in property, or in the form of benefits) by any Group Company in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Each Company Employee Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) has been operated in documentary and operational compliance with Section 409A of the Code. No arrangement exists with respect to a Nonqualified Deferred Compensation Plan that would result in income inclusion under Section 409A(b) of the Code.

(f) All Company Employee Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.15 Insurance. Schedule 3.15 lists each material insurance policy maintained by the Group Companies as of the date hereof. All such insurance policies of the Group Companies are in full force and effect, no notice of cancellation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a material breach or default or permit termination or modification of any such policies. Since January 1, 2011, each of the Company and its Subsidiaries has maintained insurance coverage consistent in all material respects with the insurance policies maintained by the Group Companies as of the date hereof. Since January 1, 2011, the Company and its Subsidiaries have complied in all material respects with the terms and conditions of such policies.

3.16 Compliance with Laws.

(a) Except as set forth on Schedule 3.16(a), each of the Group Companies is, and since January 1, 2011 has been, in compliance in all material respects with all applicable Laws.

(b) Without limiting the other provisions of this Section 3.16, the Company and its Subsidiaries are and, since January 1, 2010, have been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and other federal, foreign, or state anti-corruption or anti-bribery Laws or requirements applicable to the Company or its Subsidiaries (the “Anti-Bribery Laws”). Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written communication, or to the knowledge of the Company, oral communication, from any Governmental Entity or from any third Person that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in violation of any Anti-Bribery Laws.

(c) Except as set forth on Schedule 3.16(c), all material approvals, filings, Orders, permits, franchises, consents, exemptions, licenses and similar authorizations (collectively, “Permits”) of all Governmental Entities required to conduct the business of the Group Companies presently conducted, are in the possession of the Group Companies, are in full force and effect and are being complied with in all material respects. There has been no material violation, material default, cancellation or revocation, nor, to the knowledge of the Company, any threatened cancellation or revocation, of any Permit. None of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby, except to the extent that any of the foregoing may occur solely as a result of the Company being owned by Parent, Parent’s equity owners or their Affiliates. As of the date of this Agreement, there has been no decision by the Company or any Subsidiary of the Company not to renew any Permit relating to the business of the Company and its Subsidiaries.

(d) Except as set forth in Schedule 3.16(d), since January 1, 2009, neither the Company nor any Subsidiary of the Company has received written notice of any Action by any Governmental Authority, and there has been and is no Action (including fines) currently pending, or to the knowledge of the Company, threatened against any Group Company by a Governmental Entity with respect to, any violation of, or any obligation to take remedial action under, any Laws or Permits, other than routine audits or inquiries by a Governmental Authority unrelated to any wrongdoing or misconduct by the Company or any of its Subsidiaries.

(e) Each Group Company is in compliance in all material respects with all United States economic sanctions, laws, executive orders, and implementing regulations as promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. No Group Company (i) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a United States Person cannot deal or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of United States economic sanctions laws such that a United States Person cannot deal or otherwise engage in business transactions with such Person or (iii) is controlled by (including by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of United States economic sanctions such that a United States Person cannot deal or otherwise engage in business transactions with such government.

(f) Each Group Company is in compliance with (i) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the USA PATRIOT ACT (Title 111 of Pub. L. 107-56 (signed into law October 26, 2001)), and (iii) other federal or state laws relating to anti-money laundering rules and regulations.

(g) The Company has instituted and maintains policies and procedures designed to provide reasonable assurance of continued compliance with OFAC, the USA PATRIOT ACT and Anti-Bribery Laws.

(h) To the knowledge of the Company, each of the Company’s material suppliers, distributors and third-party contractors and service providers has conducted all tasks on behalf of the Company in compliance with all regulations promulgated by the Foreign Corrupt Practices Act of 1977, as amended, in all material respects.

3.17 Environmental Compliance and Conditions.

(a) The Group Companies have obtained and possess all material Permits required under federal, state and local Laws and regulations concerning occupational health and safety, pollution or protection of the environment that were enacted and in effect on or prior to the date hereof, including all such Laws (including all Environmental Laws) and regulations relating to the emission, discharge, release or threatened release of any Hazardous Substances into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Substances (the foregoing health, safety and environmental regulations and requirements, collectively, “Environmental and Safety Requirements”).

(b) The Group Companies are in material compliance with all terms and conditions of such Permits and are also in material compliance with all other Environmental and Safety Requirements or any written notice or demand letter issued, entered, promulgated or approved thereunder.

(c) No Group Company has received, within the two (2) year period prior to the date hereof, any written notice of violations, liabilities or recognized environmental conditions arising under Environmental and Safety Requirements, including any investigatory, remedial or corrective obligation, relating to the Company, its Subsidiaries or their facilities and arising under Environmental and Safety Requirements.

(d) (i) Except as described in Schedule 3.17(d), neither the Company nor any Subsidiary of the Company has any material liability under any Environmental and Safety Requirement or with respect to Hazardous Substances, nor, to the knowledge of the Company, is the Company or any Subsidiary of the Company responsible for any such liability of any other Person, whether by contract, by operation of law or otherwise and (ii) except as described in Schedule 3.17(d), to the knowledge of the Company, there are no facts, circumstances, or conditions existing, initiated or occurring prior to the Closing Date, which have or would reasonably be expected to result in material liability to the Company or any of its Subsidiaries under any Environmental and Safety Requirement or with respect to Hazardous Substances.

(e) Except as described in Schedule 3.17(e), neither the Company or any Subsidiary of the Company, nor, to the knowledge of the Company, any other Person has generated, produced, placed, stored, deposited, discharged, buried, dumped, transported, disposed of or released any Hazardous Substances produced by, or resulting from any of the Company’s or the Subsidiaries’ operations, at any real property (including all land, together with all buildings, improvements and fixtures located thereon or thereunder, and all appurtenances and hereditaments thereof or appertaining thereto), except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company and the Subsidiaries (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws).

(f) The Company has delivered or otherwise made available for inspection complete and correct copies of material Phase I, Phase II and other environmental site assessments that are in the possession of the Company or any Subsidiary.

3.18 Affiliated Transactions. Except as set forth on Schedule 3.18, there are no agreements, arrangements or transactions to which any Group Company, on the one hand, and any officer, member of the board of directors or Affiliate of the Group Companies (other than a Group Company), any immediate family member of such officer, director or Affiliate, or any stockholder of the Company (or, other than in the ordinary course of business on arm’s length terms, Affiliate of such stockholder, including any portfolio company of such stockholder or Affiliate (other than the Company or its Subsidiaries)), on the other hand, is a party (each, an “Affiliate Agreement”), other than any employee agreements, agreements entered into under any Company Employee Benefit Plan (and such agreements shall not be deemed to be “Affiliate Agreements”). Except as set forth on Schedule 3.18, to the knowledge of the Company, no officer or director of the Company or any Subsidiary has any direct or indirect ownership interest in any Person with which the Company or any of the Subsidiaries has a material business relationship, or any Person that competes with the Company or any of the Subsidiaries, except that officers or directors of the Company or any of the Subsidiaries and members of their immediate families may own stock in publicly-traded companies that may compete with the Company or the Subsidiaries.

3.19 Employees.

(a) Each Group Company is in material compliance with all applicable Laws, Contracts, policies, plans and programs relating to employment, employment practices, wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, age and disability discrimination, the payment withholding of Taxes, and the termination of employment, including, but not limited to, any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state or local Law. There are no material complaints, charges or claims against any Group Company pending or to the knowledge of the Company, threatened to be brought or filed with any public or governmental authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, any Group Company of any individual. Each Group Company, as applicable, has complied with all applicable foreign, federal, state and local Laws and regulations regarding occupational safety and health standards except to the extent that noncompliance would not, individually or in the aggregate, have a Material Adverse Effect.

(b) No Group Company is a party to any collective bargaining agreement or other Contract with any labor organization or other representative of any Group Company’s employees, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to solicit cards from employees of any Group Company to authorize representation by any labor organization. No labor organization or group of employees of any Group Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the knowledge of the Company, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving any Group Company.

3.20 Significant Customers. Schedule 3.20 lists the ten (10) most significant customers (measured by dollar volume of sales to such customer for the twelve-month period ended December 31, 2013) of the Company and its Subsidiaries, taken as a whole (the “Significant Customers”). As of the date of this Agreement, none of the Significant Customers has terminated its relationship with the Company or its Subsidiaries, and neither the Company nor any of the Subsidiaries has received any written or, to the knowledge of the Company, oral, notice that any Significant Customer has ceased, or will cease, to use the products, equipment, goods or services of the Company or any of the Subsidiaries or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services in a manner that would be reasonably expected to be material relative to the Company’s dollar volume of sales to such customer for the twelve-month period ended December 31, 2013.

3.21 Brokerage. Except for fees and expenses of Persons listed on Schedule 3.21, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company for which Parent or the Surviving Company would be liable following the Closing.

3.22 Vote Required. The Shareholder Approval is the only vote of any class or series of the Company Stock required to approve this Agreement and the transactions contemplated by this Agreement, including the Merger.

3.23 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, OR BY THE REPRESENTATIVE IN SECTION 11.01(F) OR BY THE COMPANY IN THE CERTIFICATES TO BE DELIVERED TO PARENT PURSUANT TO

SECTION 2.02(J), NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

4.01 Organization and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. There is no pending, or to the knowledge of Parent, threatened, action for the dissolution, liquidation or insolvency of either Parent or Merger Sub.

4.02 Authorization. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03 No Violation. Subject to (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) compliance with and filings under the HSR Act and any other Antitrust Law, neither Parent nor Merger Sub is subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or any material Contract, or any Permit, or subject to any Order, in each case which would be breached or violated by Parent’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and such breach or violation would be reasonably expected to have a Parent Material Adverse Effect.

4.04 Governmental Consents, etc. Except for (i) the applicable requirements of the HSR Act and any other Antitrust Law and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.05 Litigation. As of the date hereof, there is no Action pending or, to Parent’s knowledge, threatened against Parent or Merger Sub at Law or in equity, or before or by any Governmental Entity, which would have a Parent Material Adverse Effect. Parent and/or Merger Sub are not subject to any outstanding Order that would have a Parent Material Adverse Effect.

4.06 Brokerage. Except as set forth on Schedule 4.06, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of Parent or Merger Sub.

4.07 Financing. The obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their respective Affiliates; or any other Person’s ability to obtain any financing with respect to the consummation of the transactions contemplated hereby. Parent has provided to the Company a true and complete copy of the commitment letter, dated as of July 29, 2014 (the “Debt Financing Commitment”), from the lenders named therein (collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions set forth in the Debt Financing Commitment, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement, related fees and expenses to be incurred by Parent and Merger Sub in connection therewith and for the other purposes set forth therein (the “Debt Financing”). As of the date of this Agreement, the Debt Financing Commitment is in full force and effect and constitutes a valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto. As of the date of this Agreement, the Debt Financing Commitment has not been amended or modified. As of the date of this Agreement, the commitments contained in the Debt Financing Commitment have not, to the knowledge of Parent, been withdrawn or rescinded in any respect. As of the date of this Agreement, there are no side letters or other agreements, arrangements, contracts or understandings (except for fee letters and engagement letters relating to the Debt Financing Commitment; true and complete copies of any such fee letters that include “market flex” or other provisions affecting the terms or conditions of the Debt Financing have been provided to the Company, with fee amounts, pricing caps, economic terms, market flex and certain other terms (none of which would reduce the aggregate amount or affect the conditionality of the Debt Financing) redacted) relating to the Debt Financing to which Parent, Merger Sub or any of their respective Subsidiaries are a party other than as expressly set forth in the Debt Financing Commitment. Parent has fully paid any and all commitment and other fees in connection with the Debt Financing Commitment that are due as of the date of this Agreement. Except as otherwise set forth in or contemplated by the Debt Financing Commitment and except for the payment of customary fees, there are no conditions precedent related to the funding of the full amount of the Debt Financing. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of Parent, Merger Sub, or, to the knowledge of Parent, any of the other parties to the Debt Financing Commitment under the Debt Financing Commitment.

4.08 Purpose. Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub is a wholly owned Subsidiary of Parent.

4.09 Financial Ability. Parent will have at the Closing sufficient immediately available funds to pay the Closing Cash Consideration and the Representative Amount, the Purchase Price Adjustment Escrow Amount, the Indemnification Escrow Amount and to pay any expenses incurred by Parent or Merger Sub in connection therewith and required to be paid at the Closing in order to consummate the transactions contemplated hereby.

4.10 Solvency. Assuming the satisfaction of the conditions set forth in Section 8.01, immediately after giving effect to the transactions contemplated by this Agreement, Parent and its Subsidiaries, on a consolidated basis, shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent Liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Parent and its Subsidiaries, on a consolidated basis, will have adequate capital to carry on their business. Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of any Group Company.

4.11 Parent Entity. As of the date hereof, and at all times prior to the Effective Time, Parent is and shall be the “ultimate parent entity” (as determined in accordance with the HSR Act and the rules promulgated thereunder) of Parent and Merger Sub.

ARTICLE V

COVENANTS OF THE COMPANY

5.01 Conduct of the Business. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth on Schedule 5.01 of the Disclosure Schedules, (ii) if Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as otherwise contemplated by this Agreement, (1) the Company shall conduct its business, and shall cause its Subsidiaries to conduct their business in the ordinary course of business consistent with past practice in all material respects; provided that the Company may use available cash to repay any Indebtedness or to make cash dividends on or prior to the Closing; (2) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to preserve intact their businesses and their relationships with material customers, suppliers and others having material business dealings with them in all material respects and (3) the Company shall not, and shall not permit any of its Subsidiaries to:

(a) except for issuances as may result from the exercise of Options or the conversion of Preferred Stock, or for issuances of replacement certificates for shares of Company Stock and except for issuance of new certificates for shares of Company Stock in connection with a transfer of Company Stock by the holder thereof, issue, sell, grant or deliver any of its or any of its Subsidiaries’ equity securities or issue, sell or grant any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its or any of its Subsidiaries’ equity securities;

(b) except for the cancellation of the Options in accordance with this Agreement, redeem, repurchase or otherwise acquire, any equity securities of the Company;

(c) effect any recapitalization, reclassification, equity split, combination or like change in its capitalization;

(d) amend its Organizational Documents or any of the Company’s Subsidiaries’ organizational documents;

(e) redeem or purchase any of its or any of its Subsidiaries’ equity interests (other than with respect to the repurchase of Company Stock (including any Options) from former employees of a Group Company pursuant to existing agreements or any Company Employee Benefit Plan);

(f) sell, assign or transfer any material portion of its tangible assets, except in the ordinary course of business consistent with past practice and except for sales of obsolete assets or assets with de minimis value;

(g) sell, assign, transfer or exclusively license any material patents, trademarks, trade names or copyrights, except in the ordinary course of business consistent with past practice;

(h) (i) enter into any Material Contract, except for Contracts that are Material Contracts solely under Section 3.10(a)(viii) and are reasonably expected to generate annual revenue of less than $5,000,000; (ii) materially amend or modify any Material Contract set forth on Schedule 5.01(h) in a manner that would be reasonably expected to result in an increase in expenses or decrease in revenue under such Contract of greater than $2,000,000 on an annual basis; (iii) materially amend or modify any Material Contract with a party other than those set forth on Schedule 5.01(h), except for amendments to Contracts that are Material Contracts solely under Sections 3.10(a)(vii) or (viii) and for which such amendments or modifications would be reasonably expected to result in an increase in expenses or decrease in revenue under such Contract of less than $500,000 on an annual basis; (iv) voluntarily terminate any Material Contract; or (v) release, waive any material rights under, or discharge any other party of any material obligation under, any Material Contract;

(i) make any capital investment in, or any loan to, any other Person, in excess of $500,000, in the aggregate, except in the ordinary course of business or pursuant to any existing agreement or budget;

(j) fail to make capital expenditures in the amounts set forth for capital expenditures in accordance with the Company’s budget as of the date of this Agreement, in excess of $500,000 in the aggregate, other than in the ordinary course of business;

(k) make any capital expenditures or commitments therefor in excess of $1,000,000, except for such capital expenditures or commitments therefor that are reflected in the Company’s budget as of the date of this Agreement;

(l) enter into any other material transaction with any of its managers, officers and employees outside the ordinary course of business except pursuant to any agreement set forth on the Disclosure Schedules;

(m) except as required under the terms of any Company Employee Benefit Plan, (A) grant or announce any incentive awards or any increase in the salaries or other compensation and benefits (other than bonuses) payable by a Group Company to any of its employees, officers, directors or other service providers (other than immaterial increases in the salaries or other compensation and benefits payable to employees, officers, directors or other service providers whose total annual compensation does not exceed $200,000 in the ordinary course of business consistent with past practice; provided, that such increases in the aggregate do not exceed $500,000); (B) grant or increase any bonus to any employee, officer, director or other service provider except for bonuses paid in full prior to the Closing; (C) materially increase the benefits under any Company Employee Benefit Plan; (D) enter into or amend any employment, change in control, severance, retention or similar contract with any officer, employee, consultant or other agent of any Group Company (other than customary employment agreements in the ordinary course of business consistent with past practice or offer letters providing for at-will employment without post-termination obligations, in each case with newly-hired employees who are hired in the ordinary course of business consistent with past practice) or pay to any such individual any amount not otherwise due; (E) terminate or materially amend any Company Employee Benefit Plan or adopt any arrangement for the current or future benefit or welfare of any officer or employee of any Group Company that would be a Company Employee Benefit Plan if it were in existence as of the date hereof; (F) enter into any collective bargaining agreement; or (G) other than in the ordinary course of business consistent with past practice, hire or terminate any employee;

(n) settle or compromise any Action if (A) the amount payable by any Group Company in connection therewith would exceed $500,000, (B) if such settlement would be reasonably likely to have a material and adverse effect on the post-Closing operations of the business of any Group Company or (C) such settlement, compromise or release contemplates or involves any admission of wrongdoing or misconduct or provides for any relief or settlement other than the payment of money;

(o) (i) incur any Indebtedness (other than Funded Debt) outside of the ordinary course of business, (ii) incur any Funded Debt (other than Funded Debt of the types set forth in clauses (vii) through (xii) of the definition thereof in the ordinary course of business consistent with past practice), or (iii) issue any debt securities or assume, grant, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than a Group Company);

(p) create or incur any Lien on any asset, other than Permitted Liens;

(q) make any material loan, advance or capital contribution to or investment in any Person other than loans, advances or capital contributions to or investments in its Subsidiaries in the ordinary course of business consistent with past practice;

(r) acquire any real property or any direct or indirect interest in any real property;

(s) merge or consolidate with any other Person or acquire an amount of stock or assets of any other Person in excess of $500,000 or effect any business combination, recapitalization or similar transaction (other than the Merger);

(t) make any material change to its accounting methods, policies or practices or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law;

(u) make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, settle or compromise any audit or other proceeding relating to a material amount of Tax, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), apply for or request any Tax ruling, or surrender any right to claim a material Tax refund;

(v) make any material change in the policies of the Company or any Subsidiary of the Company regarding the payment of accounts payable, the collection of accounts receivable, including materially accelerating the receipt of amounts due with respect to any accounts receivables, or materially lengthening the period for payment of accounts payable, or otherwise fail to maintain customary levels of working capital for the operation of the business;

(w) forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

(x) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company’s Subsidiaries (other than the Merger); or

(y) authorize any of, or agree or commit to do any of the foregoing actions.

No exception set forth in Section 5.01 that permits any action or omission to take an action that would otherwise be prohibited under any clause of Section 5.01 shall be deemed to eliminate the need to obtain consent under any other clause of Section 5.01 that is applicable to such action or omission to take an action. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing to the extent in violation of applicable Law.

5.02 Access to Books and Records. Subject to Section 6.05, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries to, provide Parent and Merger Sub and Parent and Merger Sub’s authorized representatives (the “Parent’s Representatives”) with full access during normal business hours, and upon notice, to the offices, properties, senior personnel, and all financial books and records of the Group Companies in order for Parent to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 5.02, Parent and Parent’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of any Group Company. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require any Group Company to disclose information subject to attorney-client privilege or attorney work-product privilege (provided that the Company will use commercially reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege) or conflict with any third party confidentiality obligations to which any Group Company is bound or violate any applicable Law(provided, that the Company shall, or shall cause its Subsidiary to, use commercially reasonable efforts to cause the third party to which the confidentiality obligation is owed to consent to the disclosure). Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 shall qualify or limit any representation or warranty set forth herein or the conditions to Closing set forth in Section 8.01(a). Parent acknowledges that Parent is and remains bound by the Confidentiality Agreement between Parent and the Company dated April 18, 2014 (the “Confidentiality Agreement”).

5.03 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not a waiver, of the closing conditions set forth in Section 8.02); provided that such efforts shall not require agreeing to any obligations or accommodations (financial or otherwise) binding on a Group Company in the event the Closing does not occur. The parties acknowledge and agree that nothing contained in this Section 5.03 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Company’s obligations under this Agreement.

5.04 Exclusive Dealing. Except in connection with any issuance of shares of Preferred Stock or Common Stock pursuant to an Option, or any issuance permitted under Section 5.01, during the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, neither the Company nor the Representative shall, and shall cause their respective officers, directors, employees, agents, partners, Affiliates and other representatives not to, take any action to initiate, solicit or engage in discussions or negotiations with, or provide any information to, or enter into any agreement with, any Person (other than Parent and Parent’s Representatives) concerning (i) any liquidation, dissolution or recapitalization, (ii) any purchase of a significant portion of the outstanding Company Stock or (iii) any merger, sale of all or a significant portion of the assets of the Group Companies or similar transactions involving the Group Companies (each such transaction, an “Acquisition

Transaction”); provided that this Section 5.04 shall not apply to the Company or the Representative in connection with Securityholder communications related to the transactions contemplated by this Agreement. The Company and the Representative shall, and shall cause their respective officers, directors, employees, agents, partners, Affiliates and other representatives to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Parent and Merger Sub and their representatives) conducted heretofore with respect to any Acquisition Transaction. As soon as reasonably practicable after the date hereof, the Company shall instruct each Person (other than Parent and Merger Sub and their representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality agreement within the prior twelve (12) months in connection with any actual or potential proposal by such person to acquire the Company (or any portion thereof) to promptly return or destroy all such information.

5.05 Payoff Letters and Lien Releases. The Company shall, or shall have caused its applicable Subsidiaries to, deliver all notices and take other actions required to terminate the commitments in respect of the Existing Credit Agreement, repayment in full of all obligations in respect of such Existing Credit Agreement and release of any Liens and guarantees in connection therewith on the Closing Date. No later than three (3) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to, or to cause its applicable Subsidiary to, furnish to Parent a customary payoff letter with respect to Existing Credit Agreement (the “Payoff Letter”) in substantially final form and in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which the Indebtedness under the Existing Credit Agreement is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which Payoff Letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to the Existing Credit Agreement as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the assets of any of the Group Companies shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit under the Existing Credit Agreement.

5.06 Written Consent. Promptly following the execution and delivery of this Agreement, and in any event, within twenty-four (24) hours, the Company shall deliver to Parent the Written Consent.

5.07 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement the Company has knowledge of any fact or condition that constitutes a material breach of any representation or warranty made by the Company in Article III or of any covenant, the Company shall disclose to Parent such breach. No information provided pursuant to this Section 5.07 shall be deemed to cure any material breach of any representation, warranty, or covenant made in this Agreement.

5.08 Section 280G Approval. To the extent necessary to avoid the application of Section 280G of the Code and the applicable final Treasury regulations and rulings thereunder, as soon as reasonably practicable following the date of this Agreement, but in no event later than three (3) Business Days prior to the Closing Date, the Company shall (i) obtain waivers from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that would reasonably be expected to constitute “parachute payments” within the meaning of Section 280G of the Code and as to which such Person waives his or her rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code), and (ii) following the execution of the waivers described in clause (i), solicit the approval of the stockholders of the Company to the extent required under Section 280G(b)(5)(B) of the Code of any Waived 280G Benefits pursuant to a vote intended to meet the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and that shall be in a form reasonably satisfactory to Parent and Merger Sub. To the extent any of the Waived 280G Benefits were not approved by the equity holders of the Company as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 5.08 and that either (A) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (B) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

5.09 Financing. Prior to the Closing, the Company shall use its reasonable best efforts to provide and to cause each of its Subsidiaries to provide, and shall use its reasonable best efforts to cause the Company Representatives to provide, all cooperation to Parent and Merger Sub as may be reasonably requested by Parent and customary in connection with the arrangement of the Debt Financing or any other financings by Parent (collectively, the “Financing”), including by: (i) promptly providing customary financial and other information regarding the Company and the other Group Companies as may be reasonably requested in writing by Parent (x) in order to consummate the Financing or (y) as necessary to satisfy the conditions set forth in the Debt Financing Commitment, including (A)(1) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the 2011, 2012 and 2013 fiscal years of the Company and for any other fiscal year of the Company thereafter ended at least 45 days prior to the Closing Date, together with an unqualified audit report relating thereto, (2) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least 45 days before the Closing Date (all of which shall have been reviewed by the independent accountants for the Company (as applicable) as provided in the Statement on Auditing Standards No. 100), other than with respect to any quarter-end that is also a fiscal year-end, and (3) all financial information about the Company requested in writing required by Parent and Merger Sub to prepare a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of Parent as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to clauses (A)(1) and (2) above, prepared after giving effect to the transactions contemplated by this Agreement (including the incurrence of the Financing) as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements), and (B) to the extent not already provided under clause (A), all financial statements and other financial data relating to the Company and the other Group Companies requested in writing to be included in a complete printed preliminary prospectus, preliminary offering memorandum or preliminary private placement memorandum suitable for use in an offering registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act or customary “high-yield road show” for offerings of securities similar to those contemplated by the subject Financing by issuers similar to Parent which contains all financial statements and other financial data to be included therein (including all audited financial statements, all unaudited financial statements (which shall have been reviewed as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and all appropriate pro forma financial statements prepared in accordance with U.S. GAAP and prepared in accordance with Regulation S-X under the Securities Act, as if the offering of such securities were registered under the Securities Act, unless otherwise agreed, and all other data requested in writing (including selected financial data) that the SEC would require in a registered offering of such securities, is customarily included in an offering document for securities of such type or that would be necessary in order to receive customary “comfort” (including “negative assurance” comfort that is customary in the context of a transaction where the most recent financial statements are not more than 135 days old) from independent accountants of Parent and the Company in connection with the offering of such securities (and the Company shall arrange the delivery of such comfort with respect to such information) (all such information specified in clause (A) or clause (B), the “Required Information”); (ii) cooperating with the marketing and due diligence efforts of Parent, Merger Sub and their financing sources, including by assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement memoranda, lender and investor presentations, bank information memoranda and similar documents), business projections and other marketing documents and presentations in connection with the Debt Financing and any syndication thereof and identifying any portion of any information contained in any such offering documents that constitutes material non-public information as to any Group Company; (iii) furnishing at least six (6) Business Days prior to the Closing Date all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company and its Subsidiaries to the extent reasonably requested by Parent and Merger Sub at least nine (9) Business Days prior to the Closing Date; (iv) providing customary evidence of authority, customary officer’s certificates and customary insurance certificates and other documents and instruments relating to the Financing, in each case, as reasonably requested by Parent or Merger Sub; (v) obtaining customary authorization letters, comfort letters (which shall also provide “negative assurance” comfort that is customary in the context of a transaction where the most recent financial statements are not more than 135 days old), and accountants’ consent letters and assisting Parent and Merger Sub and their counsel with obtaining the customary legal opinions required to be delivered in connection with the Financing, in each case as may be requested by Parent in writing; (vi) cooperating with Parent and Parent’s efforts to obtain customary corporate and debt instrument ratings; (vii) facilitating the execution and delivery of, and the preparation of one or more credit agreements (or joinders thereto), indentures, guarantee agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent so long as such agreements, indentures and documents do not become effective as to the Company and its Subsidiaries prior to the Closing, and the provision of guarantees and security and the performance of the other obligations thereunder effective from and after the Closing; (viii) participating in a reasonable number of meetings (including customary one-on-one meetings with, and other direct contact between, Lenders and potential financing sources, on the one hand, and senior management, representatives and advisors of the Company, on the other hand), conference calls, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and upon reasonable notice; (ix) facilitating the taking of all corporate, limited liability company, partnership or other similar actions by the Company and its Subsidiaries that are reasonably necessary to permit the consummation of the Financing, including the provision of guarantees and the pledging of collateral by the Group Companies, in each case, with effect from and after the Closing; and (x) cooperating with Parent and Merger Sub to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and its Subsidiaries; provided, however, that nothing in this Agreement shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; and provided, further, that notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee in respect of the Financing prior to the Effective Time or (B) (except as described above, including with respect to the representation letters and authorization letters described above) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing prior to the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for any reasonable expenses (including attorney’s fees) incurred by the Company or any of its Affiliates in connection with the cooperation of the Company contemplated by this Section 5.09. Parent and Merger Sub acknowledge and agree that, notwithstanding the Company’s obligations under this Section 5.09, neither the obtaining of the Debt Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Debt Financing is a condition to the Closing, and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any alternative financing or the completion of any such issuance, subject to the satisfaction of the conditions set forth in Section 8.01. Notwithstanding anything to the contrary provided herein or in any other agreement among the parties hereto, Parent and Merger Sub shall be permitted to share all information regarding the Group Companies with its potential financing sources, subject to customary confidentiality undertakings by such potential financing sources with respect thereto. Parent and Merger Sub shall indemnify, defend and hold harmless each of the Company, its Subsidiaries and their respective partners, members, managers, employees, accountants, legal counsel and other Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing and the performance of their respective obligations under this Section 5.09 and any information utilized in connection therewith, other than to the extent arising from (x) historical information relating to the Company and its Subsidiaries provided by the Company in writing specifically for use in the Financing offering documents or (y) the willful misconduct of the Company, any of its Subsidiaries or their respective partners, members, managers, employees, accountants, legal counsel and other Company Representatives. The Parties acknowledge and agree that the provisions contained in this Section 5.09 represent the sole obligation of the Company, its Subsidiaries and their respective partners, members, securityholders, managers, employees, accountants, legal counsel and other Company Representatives with respect to cooperation in connection with the arrangement of the Debt Financing.

5.10 Termination of Affiliate Agreements. At or prior to the Effective Time, the Company shall terminate, or otherwise amend to exclude the Company and any Subsidiary of the Company as a party thereto, all Affiliate Agreements other than those Affiliate Agreements set forth on Schedule 5.10.

5.11 Appraisal Notice. The Company shall cooperate with Parent to prepare and mail an appraisal notice to the Company’s shareholders that complies with applicable Law in all material respects.

5.12 Maintenance of Insurance. From the date of this Agreement until the Closing, the Company and the Subsidiaries will maintain their existing insurance policies.

ARTICLE VI

COVENANTS OF PARENT

6.01 Access to Books and Records. From and after the Closing until the fifteen (15) month anniversary of the Closing Date, Parent shall, and shall cause the Surviving Company to, provide the Representative and its authorized representatives with access (for the purpose of examining and copying information reasonably requested by the Representative), during normal business hours, upon reasonable notice, to the books and records of the Group Companies with respect to periods or occurrences prior to or on the Closing Date, including with respect to any Tax audits, Tax Returns, insurance claims, governmental investigations, legal compliance, financial statement preparation or any other matter. Unless otherwise consented to in writing by the Representative, Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, for a period of fifteen (15) months following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of any Group Company for any period prior to the Closing Date without first giving reasonable prior notice to the Representative and offering to surrender to the Representative such books and records or any portion thereof which Parent or the Company may intend to destroy, alter or dispose of.

6.02 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement Parent has knowledge of any fact or condition that constitutes a material breach of any representation or warranty made in Article IV or any covenant that would cause the conditions set forth in Section 8.02(a) or Section 8.02(b), as applicable, not to be satisfied as of the Closing Date, Parent shall disclose to the Company such breach. No information provided pursuant to this Section 6.02 shall be deemed to cure any breach of any representation, warranty, or covenant made in this Agreement.

6.03 Indemnification of Officers and Directors of the Company.

(a) For a period of six (6) years after the Closing, Parent shall, and shall cause the Surviving Company and each of their respective Subsidiaries to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, director or employee of a Group Company (each, a “D&O Indemnified Party”), against all Losses, claims, damages, costs, expenses, Liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, Action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer, director or employee of a Group Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent that such Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Group Companies pursuant to their respective organizational documents and indemnification agreements of the Company, if any, in existence on the date hereof with any D&O Indemnified Party.

(b) For a period of six (6) years after the Closing and at all times subject to applicable Law, (i) Parent shall not (and shall not cause or permit any Group Company or any of Parent’s other Subsidiaries or Affiliates to) amend or modify in any way adverse to the D&O Indemnified Parties, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the organizational documents of the Group Companies and (ii) Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or on behalf of the Company as of the date hereof (the “Current Policies”) (provided that Parent may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or prior to the Closing; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent that such premiums exceed three hundred percent (300%) of the annual premiums paid as of the date hereof by or on behalf of the Company for the Current Policies (the “Premium Amount”), and if such premiums for such insurance would at any time exceed the Premium Amount, then Parent shall cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to the Premium Amount. Notwithstanding the foregoing, prior to the Closing and in satisfaction of Parent’s foregoing obligations under this Section 6.03, each of Parent and the Company shall be permitted to purchase (at Parent’s expense, and without duplication) a six (6) year “tail” prepaid directors’ and officers’ liability insurance policy (the “D&O Tail”), effective as of the Closing, providing, for a period of six (6) years after the Closing, the coverage and amounts, and terms and conditions, contemplated by the foregoing sentence of this Section 6.03(b); provided, that the Company shall not pay an aggregate amount for such D&O Tail in excess of the Premium Amount. If such premiums for such D&O Tail would require an expenditure than exceeds the Premium Amount, then Parent or the Surviving Corporation may obtain, in satisfaction of the foregoing, a policy with the greatest coverage available for a cost not exceeding such amount. From and after the Closing, Parent shall (and/or shall cause the Group Companies or its other Subsidiaries or Affiliates, as applicable, to) continue to honor its obligations under any such insurance procured pursuant to this Section 6.03(b), and shall not cancel (or permit to be canceled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation thereof.

(c) If Parent, the Surviving Company or any of their respective successors or assigns proposes to (i) consolidate with or merge into any other Person and Parent or the Surviving Company shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 6.03.

(d) The provisions of this Section 6.03 shall survive the consummation of the Merger and the Effective Time and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her successors, heirs and representatives and shall be binding on all successors and assigns of Parent and the Surviving Company and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

6.04 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Section 8.01); provided that such efforts shall not require agreeing to any obligations or accommodations (financial or otherwise) binding on Parent or Merger Sub in the event the Closing does not occur. The parties acknowledge and agree that nothing contained in this Section 6.04 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of Parent’s and/or Merger Sub’s respective obligations under this Agreement.

6.05 Contact with Customers and Suppliers. Parent and Merger Sub each hereby agrees that from the date hereof until the Closing Date or the earlier termination of the Agreement, it is not authorized to, and shall not (and shall not permit any of its representatives or Affiliates to) contact and communicate with the customers, providers, service providers and suppliers of any Group Company regarding the transactions contemplated hereby, without the prior written consent of the Company’s Chief Executive Officer or the Representative.

6.06 Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to consummate and obtain the Debt Financing (or in the event any portion or all of the Debt Financing becomes unavailable, alternative debt financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Parent and Merger Sub, to consummate the transactions contemplated by this Agreement) from the same or other sources (such portion from sources other than any source providing the Financing contemplated by the Debt Financing Commitment as of the date hereof, the “Alternate Financing”)) as and to the extent required to consummate the transactions contemplated by this Agreement and to pay the related fees and expenses on the Closing Date. Parent and Merger Sub shall give the Company prompt written notice of any material breach by any party to any Debt Financing Commitment of which Parent or Merger Sub becomes aware.

6.07 Parent’s Solvency. If Parent is obtaining financing from a third party in connection with the transaction contemplated hereby, Parent shall furnish or cause to be furnished to the Company and the Representative copies of any solvency opinions or similar materials obtained by Parent from third parties in connection with the financing of the transactions contemplated by this Agreement, to the extent contractually permitted by the issuer of such opinion. Parent shall use commercially reasonable efforts to cause the firms issuing any such solvency opinions to allow the Company to rely thereon.

ARTICLE VII

EMPLOYEE BENEFIT AND TAX MATTERS

7.01 Compensation and Employee Benefits. During the period beginning on the Closing Date and ending on the first (1st) anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, employees who continue to be employed by the Company (collectively, “Continuing Employees”) with the same salary or hourly wage rate as provided to such Continuing Employees immediately prior to the Closing Date and with employee benefits that are substantially similar in the aggregate to the employee benefits provided under the Company Employee Benefit Plans in which such Continuing Employees participated as of the date of this Agreement. Parent further agrees that, from and after the Closing Date, Parent shall, and shall cause the Surviving Corporation to, grant all Continuing Employees credit for any service with the Company earned prior to the Closing Date for eligibility, vesting, and benefit accrual purposes (excluding benefit accruals under any defined benefit plan) under any benefit or compensation plan, program, agreement or arrangement in which the Continuing Employees commence to participate on or after the Closing Date (collectively, the “New Plans”), except (1) for New Plans as to which employees who are similarly situated to the Continuing Employees are not provided such service credit or (2) as would result in duplication of benefits. In addition, Parent shall use commercially reasonable efforts to (x) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Company Employee Benefit Plan or under any other benefit or compensation plan, program, agreement or arrangement as of the date on which commencement of participation in such New Plan begins, and (y) cause any deductible, co-insurance and covered out-of-pocket expenses paid during the calendar year in which commencement of participation in such New Plan begins and prior to such commencement of participation by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out of pocket provisions under such New Plan in the year of initial participation. Neither Parent nor any of its Subsidiaries (including, following the Closing, any Group Company) shall be responsible for any Controlled Group Liability, and the funds available in the Indemnification Escrow Account, if any, shall be the sole source of recovery with respect to any Controlled Group Liability.

7.02 No Third Party Beneficiaries; No Amendments; No Guarantees of Employment. Nothing contained in this Article VII, express or implied, is intended to confer upon any employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any New Plan or Company Employee Benefit Plan or other benefit or compensation plan, program, agreement or arrangement. Further, this Article VII shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Article VII, express or implied, is intended to confer upon any other Person, including any Continuing Employee, any rights or remedies of any nature whatsoever under or by reason of this Article VII.

7.03 Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) The Company shall timely prepare and file (or shall cause to be timely prepared and filed) all Tax Returns that are required to be filed by or on behalf of the Company or any of its Subsidiaries for any Pre-Closing Period that are due (taking into account extensions validly obtained) on or before the Closing Date and the Company shall pay all Taxes due with respect to such Tax Returns. The Company shall (i) prepare (or cause to be prepared) such Tax Returns consistent with this Agreement and past practice and (ii) provide copies of such proposed Tax Returns to Parent at least 20 days prior to the due date (including extensions) of any such Tax Returns.

(ii) Except for any Tax Returns required to be prepared and filed (or caused to be prepared and filed) pursuant to Section 7.03(a)(i), Parent shall timely prepare and file (or shall cause to be timely prepared and filed) all Tax Returns that are required to be filed by or on behalf of the Company or any of its Subsidiaries for any Pre-Closing Period that are due (taking into account valid extensions) after the Closing Date and for any Straddle Period. Parent shall (i) prepare (or cause to be prepared) such Tax Returns consistent with this Agreement and, in the case of such Tax Returns for the Pre-Closing Period, past practice and (ii) provide copies of such proposed Tax Returns to the Representative for its review and comment at least 30 days prior to the due date (including extensions) of any such Tax Returns. In the event that the Representative objects to any item or items in such proposed Tax Returns at least 15 days prior to the due date (including extensions) of such Tax Return, Parent shall revise such Tax Returns to reflect the comments of the Representative to the extent Parent agrees with such comments. In the event that the Representative and Parent are unable to resolve such comments at least 10 days prior to the due date (including extensions) of such Tax Return, such dispute shall be resolved by the Dispute Resolution Arbiter prior to the due date (including extensions) of such Tax Return. Parent shall timely remit (or cause to be timely remitted) to the relevant Governmental Entity any Taxes due with respect to Tax Returns described in this Section 7.03(a)(ii); provided, that Parent shall be entitled to indemnification for any amount for which the Representative is responsible with respect to such Tax Return pursuant to Section 7.03(b).

(b) Tax Indemnification. From and after the Closing, Parent, the Surviving Company, their respective Affiliates and the directors, officers, employees, stockholders, agents, representatives, successors and assigns of each such Person (collectively, the “Parent Indemnified Parties”) shall be entitled to indemnification solely from the Indemnification Escrow Account for, without duplication, all (A) Excluded Taxes, (B) any Taxes arising out of, attributable to, relating to or resulting from the failure of any of the representations or warranties made by the Company or the Representative in this Agreement to be true and correct on the date hereof and at and as of the Closing Date (except those representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date) or the failure of the certificate delivered pursuant to Section 2.02(j)(iii) to be true and correct at and as of the Closing Date; (C) any Taxes arising out of, attributable to, relating to or resulting from any breach by the Company or any Subsidiary of the Company of any of its covenants or agreements contained herein which are to be performed by the Company on or before the Closing Date, and any breach by the Representative of any of its covenants or agreements contained herein; and (D) costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (A)-(C) of this Section 7.03(b); provided, however, that the Parent Indemnified Parties shall not be entitled to indemnification for any such Taxes to the extent a liability for such Taxes was reflected in the Final Closing Working Capital.

(c) Straddle Period Allocations. In the case of any Taxes that are imposed on the Company or any of its Subsidiaries with respect to a Straddle Period, (i) Property Taxes of the Company and any of its Subsidiaries allocable to the Pre-Closing Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period; and (ii) Taxes (other than Property Taxes) of the Company and any of its Subsidiaries allocable to the Pre-Closing Period shall be computed as if such taxable period ended on and included the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period ending after the Closing Date in proportion to the number of days in each such period.

(d) Tax Proceedings.

(i) If any Governmental Entity asserts a Tax Claim, then the party first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties hereto; provided, however, that the failure to so notify shall not relieve the party from whom indemnification is being sought of its obligations hereunder, except to the extent that the party from whom indemnification is being sought is materially prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Governmental Entity.

(ii) The Representative shall, subject to Section 7.03(d)(iv), have the right to control, at the Representative’s expense, any audit, examination, contest, litigation or other proceeding against any Governmental Entity (a “Tax Proceeding”) in respect of the

Company or any of its Subsidiaries for any taxable period that ends on or before the Closing Date; provided, however, that (A) the Representative shall provide Parent with a timely and reasonably detailed account of each phase of such Tax Proceeding, (B) the Representative shall consult with Parent before taking any significant action in connection with such Tax Proceeding, (C) the Representative shall consult with Parent and offer Parent an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (D) Parent or an Affiliate of Parent shall be entitled to participate, at its sole expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Governmental Entity and (E) if such Tax Proceeding could have an adverse impact on the Parent, the Company or any of their respective Subsidiaries following the Closing (other than any such impact that is de minimis), the Representative shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld.

(iii) Parent shall, subject to Section 7.03(d)(iv), have the right to control any Tax Proceeding in respect of Taxes of the Company or any of its Subsidiaries for any Straddle Period of the Company or any of its Subsidiaries; provided, however, that (A) Parent shall provide the Representative with a timely and reasonably detailed account of each phase of such Tax Proceeding, (B) Parent shall consult with the Representative before taking any significant action in connection with such Tax Proceeding, (C) Parent shall consult with the Representative and offer the Representative an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (D) the Representative shall, at its sole expense, be entitled to participate in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Governmental Entity, and (E) Parent shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Representative, which consent shall not be unreasonably withheld.

(iv) Notwithstanding anything in this Agreement to the contrary, Parent shall have the exclusive right to control (A) any Tax Proceeding in respect of the Company or any of its Subsidiaries not described in Section 7.03(d)(ii) or (iii); (B) any Tax Proceeding in respect of the Company or any of its Subsidiaries described in Section 7.03(d)(ii) or (iii) if (x) such Tax Proceeding would not give rise to any indemnification obligation pursuant to Section 7.03(b), (y) more than half of the Tax liability resulting from such Tax Proceeding would not reasonably be expected to be recovered from the Indemnification Escrow Account (taking into account applicable deductibles and any other pending asserted claims) or (z) Parent notifies the Representative in writing that Parent is waiving its right to indemnification pursuant to Section 7.03(b) with respect to Taxes imposed as a result of the resolution of such Tax Proceeding; and (C) any Tax Proceeding in respect of the Company or any of its Subsidiaries described in Section 7.03(d)(ii) if the Representative fails or elects not to defend diligently such Tax Proceeding.

(e) Tax Sharing Agreements. Notwithstanding anything in this Agreement to the contrary, the Representative shall terminate (or cause to be terminated) on or before the Closing Date all Tax sharing, allocation, indemnity or similar agreement or arrangement (other than this Agreement and other than any agreement entered into in the ordinary course of business and not relating primarily to Taxes and any commercial lending arrangements entered into in the ordinary course of business), if any, to which the Company or any of its Subsidiaries, on the one hand, and any person (other than the Company or any of its Subsidiaries), on the other hand, are parties to, and neither Parent, the Company, any of its Subsidiaries or their respective Affiliates shall have any obligations thereunder after the Closing.

(f) Tax Cooperation. The Representative, Parent and the Surviving Corporation shall cooperate with each other in connection with (i) the preparation and filing of any U.S. federal, state, local or foreign Tax Returns that include the business and operations of the Company and its Subsidiaries and (ii) any audit or examination by any Governmental Entity of the Tax Returns referred to in clause (i). Such cooperation shall include the furnishing or making available of employees on a mutually convenient basis and records, books of account or other materials of the Company and its Subsidiaries necessary or helpful for the defense against assertions of any Governmental Entity as to any Tax Returns referred to in clause (i) above.

(g) Transfer Taxes. All federal, state, local and foreign transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees (other than Taxes permitted to be withheld pursuant to Section 1.13) imposed on the Merger (the “Transfer Taxes”) shall be paid fifty percent (50%) by each of Parent and the Representative (on behalf of the holders of Company Stock).

(h) Coordination; Survival. Claims for indemnification with respect to Taxes shall be governed exclusively by this Section 7.03 and Sections 9.01, 9.02(b), 9.04(c), 9.04(d), 9.04(e) and 9.05 and the provisions of Article IX (other than Sections 9.01, 9.02(b), 9.04(c), 9.04(d), 9.04(e) and 9.05) shall not apply.

(i) Tax Treatment of Indemnity Payments. The parties hereto agree to treat any payment made pursuant to Section 7.03(b) or Article IX as an adjustment to the purchase price for all Tax purposes except to the extent otherwise required by applicable Law.

ARTICLE VIII

CONDITIONS TO CLOSING

8.01 Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by Parent and Merger Sub in writing) of the following conditions as of the Closing Date:

(a) (i) The Company Fundamental Representations shall be true and correct in all respects (except, with respect to the representations and warranties set forth in Section 3.04(a) or 3.04(c), to the extent any inaccuracy is de minimis) at and as of date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date) and (ii) all other representations and warranties of the Company set forth in this Agreement and the representations and warranties of the Representative set forth in Section 11.01(f) of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, other than with respect to Section 3.07(c) and 3.10(a)) at and as of date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than with respect to Sections 3.07(c) and 3.10(a)) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) The Company shall have performed and complied with in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) The Merger shall have been approved and this Agreement shall have been adopted by the requisite affirmative vote of the Preferred Shareholders and the shareholders of the Company in accordance with the DGCL and the Organizational Documents (the “Shareholder Approval”);

(d) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(e) No judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(f) There shall not have been a Material Adverse Effect since the date hereof;

(g) No more than five percent (5)% of the outstanding shares of Company Stock shall be Dissenting Shares; and

(h) The consent of the counterparties to the agreements set forth on Schedule 8.01(h) with respect to the consummation of the transactions contemplated by this Agreement shall have been obtained without any material conditions, caveats or qualifications.

8.02 Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:

(a) (i) The Parent Fundamental Representations shall be true and correct in all respects at and as of date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of specified date, in which case only as of such date) and (ii) all other representations and warranties of Parent set forth in this

Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed and complied with in all material respects each the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) The Shareholder Approval shall have been obtained;

(d) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated; and

(e) No judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.01 Survival of Representations, Warranties, Covenants, Agreements and Other Provisions. The representations and warranties of the Company, the Representative, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to Section 2.02(g) or 2.02(j) shall survive the Closing until the 12 month anniversary of the Closing (the “Survival Termination Date”).

9.02 Indemnification.

(a) Subject to the provisions of this Article IX, after the Closing Date, the Parent Indemnified Parties shall be entitled to indemnification solely from the Indemnification Escrow Account for any and all Losses incurred or suffered by any of them, directly or indirectly, as a result of, relating to or arising out of:

(i) the failure of any of the representations or warranties made by the Company in this Agreement to be true and correct on the date hereof and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) or the failure of the certificate delivered pursuant to Section 2.02(j)(i) or 2.02(j)(iii) to be true and correct at and as of the Closing Date;

(ii) the failure of any of the representations or warranties made by the Representative in this Agreement to be true and correct on the date hereof and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date);

(iii) any breach by the Company or any Subsidiary of the Company of any of its covenants or agreements contained herein which are to be performed by the Company or such Subsidiary on or before the Closing Date; and

(iv) any breach by the Representative of any of its covenants or agreements contained herein which are to be performed by the Representative;

provided that the aggregate amount of Losses with respect to which all Parent Indemnified Parties may be entitled to indemnification under this Section 9.02(a) shall not exceed the Indemnification Escrow Amount.

(b) The obligations to indemnify and hold harmless pursuant to Section 7.03(b) and Section 9.02(a) shall survive the consummation of the transactions contemplated hereby until the Survival Termination Date; except for claims for indemnification pursuant to such clauses asserted prior to the Survival Termination Date in accordance with Section 7.03 or Section 9.03, which claims shall survive until final resolution thereof.

9.03 Claims.

(a) Any Parent Indemnified Party seeking indemnification under Section 9.02 (an “Indemnified Party”) shall promptly give the Representative (the Representative, in such capacity, the “Responsible Party”) written notice (a “Claim Notice”) of any matter which such Indemnified Party has determined has given or would be reasonably likely to give rise to a right of indemnification under Section 9.02, within thirty (30) days of such determination, stating the nature of the claim, to the extent then known by the Indemnified Party, a good-faith estimate of the Loss and method of computation thereof, to the extent then reasonably estimable, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises (it being agreed that the failure to specify any provision of this Agreement in such Claim Notice shall not preclude the Indemnified Party from asserting that there has been a breach of, or inaccuracy in, or failure to perform such provision); provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is prejudiced by such failure. If the Responsible Party has disputed a claim for indemnification under Section 9.02 (including any Third-Party Claim) or has not notified the Indemnified Party within thirty (30) days from its receipt of the Claim Notice that the Responsible Party disputes or does not dispute such claim, the Responsible Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Responsible Party and the Indemnified Party cannot resolve such dispute in ninety (90) days after delivery of a Claim Notice, such dispute shall be resolved pursuant to the terms of Sections 13.11, 13.15 and 13.16.

(b) If an Action by a third party (a “Third Party Claim”) is made against any Indemnified Party, and if such Indemnified Party intends to seek indemnity with respect thereto under Section 9.02, such Indemnified Party shall promptly notify the Responsible Party of such claims; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is materially prejudiced thereby. Other than in connection with a Third Party Claim by a Governmental Entity, the Responsible Party shall have the right to assume, within twenty (20) days after receipt of such notice, the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof, by sending notice thereof to the Indemnified Party, which notice shall state that, assuming (x) the facts then presented to the Responsible Party by the Indemnified Party are true and accurate and (y) no other relevant facts exist, Responsible Party shall, subject to the limitations set forth in Section 9.04, indemnify the Indemnified Party for the Losses that the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, and the Indemnified Party shall cooperate with it in connection therewith; provided that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party; provided, further, that the fees and expenses of such counsel shall be borne by such Indemnified Party. Notwithstanding an election to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate co-counsel and to participate in the defense as counsel of record, if applicable, in such action or proceeding (and the parties shall jointly control the defense), and the Responsible Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) there exists any actual or reasonably likely conflict of interest between the Indemnified Party and the Responsible Party in connection with the defense of the Third Party Claim that would make representation by the same counsel or the counsel selected by the Responsible Party inappropriate, (ii) such Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party (iii) such Third Party Claim is related to or otherwise arises in connection with any criminal or regulatory enforcement Action, (iv) the amount at issue in the Third Party Claim exceeds the funds remaining in the Indemnification Escrow Account or (v) the resolution of the Third Party Claim would be reasonably likely to materially and adversely affect the operations or business of Parent, the Company or their Subsidiaries; provided, however, that such fees, costs and expenses shall only be payable by the Responsible Party to the extent the Indemnified Party is entitled to indemnification for such fees and expenses as Losses pursuant to Section 9.02, in which case the Responsible Party shall pay such Losses only to the extent required by Section 9.02 and subject to the limitations set forth in Section 9.04.

(c) The Indemnified Party shall not pay or settle any such Third Party Claim without the prior written consent of the Responsible Party. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third Party Claim without the consent of the Responsible Party if such Indemnified Party shall waive any right to indemnity therefor by the Responsible Party or from the Indemnification Escrow Account, as the case may be, for such Third Party Claim. The Responsible Party shall not, except with the consent of the Indemnified Party, enter into any settlement of a Third Party Claim that (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such Third Party Claim to all Indemnified Parties of an unconditional release from all Liability with respect to such Third Party Claim or consent to entry of any judgment, (ii) does not involve only the payment of money damages, (iii) imposes an injunction or other equitable relief upon the Indemnified Party, (iv) includes any admission of wrongdoing or misconduct by the Indemnified Party or (v) involves the payment of money damages in excess of the funds remaining in the Indemnification Escrow Account.

(d) Any Indemnified Party shall cooperate in all reasonable respects with the Responsible Party and its attorneys in the investigation, trial and defense of any Third Party Claim and any appeal arising therefrom and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Responsible Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, records and information which have been identified by the Responsible Party as being reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties shall cooperate with each other in any notifications to insurers.

9.04 Limitations on Indemnification Obligations. The rights of the Parent Indemnified Parties to indemnification pursuant to the provisions of Section 9.02 are subject to the following limitations, notwithstanding anything in this Agreement to the contrary:

(a) The Parent Indemnified Parties shall not be entitled to recover Losses pursuant to Section 9.02(a)(i) until the total amount which the Parent Indemnified Parties would recover under Section 9.02(a)(i), but for this Section 9.04(a), exceeds Four Million Five Hundred Thousand Dollars ($4,500,000) (the “Deductible”), whereupon the Parent Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Deductible subject to the proviso in Section 9.02(a); provided, however, that the Deductible shall not apply to Losses in respect of claims for breach of representations and warranties related to Company Fundamental Representations.

(b) The sole and exclusive source of recovery in respect of any indemnification claim made by any Parent Indemnified Party pursuant to Section 9.02 shall be the Indemnification Escrow Amount. In no event shall (i) any Securityholder or any Affiliate thereof or any other Person have any direct liability or obligation in respect of any such indemnification claim, or (ii) the Parent Indemnified Parties be entitled to recover any Losses in respect of any indemnification claim made pursuant to this Article IX from any source other than the Indemnification Escrow Account, it being agreed that on the date the Indemnification Escrow Amount is reduced to zero (0) for any reason (including due to the release of the Indemnification Escrow Amount from the Indemnification Escrow Account on the Survival Termination Date), the Parent Indemnified Parties shall have no further rights to indemnification pursuant to this Article IX.

(c) The amount of any Loss subject to indemnification under this Article IX shall be calculated net of any insurance proceeds or any indemnity, contribution or other similar payment actually received by the Indemnitee from any third party with respect thereto.

(d) The amount of any Loss subject to indemnification under this Article IX or Section 7.03(b) shall be calculated (i) net of any Tax Benefit actually realized by the Parent Indemnified Party in the Tax year of the Loss and (ii) increased by the amount of any Tax Cost incurred by the Parent Indemnified Party as a result of the receipt or accrual of any indemnification payment.

(e) For all purposes of this Article IX and Section 7.03(b), any inaccuracy or breach of the representations and warranties contained in this Agreement (other than the Company’s representations and warranties in Sections 3.10(a) and 3.07) shall be determined without reference to the terms “material,” “Material Adverse Effect” and other similar qualifications as to materiality contained in or otherwise applicable to such representations and warranties.

(f) No Parent Indemnified Party shall be entitled to indemnification pursuant to this Article IX with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is actually included as a Liability in the calculation of the Funded Debt, Net Working Capital or Transaction Expenses.

(g) Notwithstanding anything contained herein to the contrary, nothing in Section 9.04 shall limit any Person’s rights to recovery in respect of fraud.

9.05 Sole and Exclusive Remedy.

(a) From and after the Closing, and subject to and without limitation of the rights of Parent pursuant to Article I and Section 13.18 and the Parent Indemnified Parties pursuant to Section 7.03(b), the indemnification terms set forth in this Article IX shall constitute the sole and exclusive remedy of the Parent Indemnified Parties for any and all Losses or other claims relating to or arising from this Agreement or in connection with the transactions contemplated hereby, including in any exhibit, Schedule or certificate delivered hereunder, in each case regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at Law or in equity, or otherwise, and the parties hereby agree that no Parent Indemnified Party shall have any remedy or recourse with respect to any of the foregoing other than as expressly set forth in this Section 7.03(b), Section 13.18 or Article IX (and subject to the limitations and terms set forth in this Article IX).

(b) Parent acknowledges and agrees, on its behalf and on behalf of the Parent Indemnified Parties, that from and after the Closing, no Parent Indemnified Party may avoid the limitation on liability set forth in this Article IX by asserting or threatening any claim against any Person that is not a Party for breaches of the representations, warranties, covenants and agreements contained in this Agreement. The Parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the remedies of the Parties with respect to this Agreement and the transactions contemplated hereby, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Securityholders hereunder.

9.06 Indemnification Escrow.

(a) To the extent that any Parent Indemnified Party is entitled to any indemnification payments, such indemnification payments shall be disbursed to such Parent Indemnified Party by wire transfer of immediately available funds from the Indemnification Escrow Account.

(b) On the Survival Termination Date, the parties shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Indemnification Escrow Account by wire transfer of immediately available funds all or a portion of the cash held in the Indemnification Escrow Account, such that, following such transfer, the amount of cash remaining in the Indemnification Escrow Account equals only the amount, if any, of claims for indemnification under Section 7.03(b) and Section 9.02(a) properly asserted prior to such date by the Parent Indemnified Parties in writing in accordance with Section 7.03 or this Article IX, as applicable, but not yet resolved as of the Survival Termination Date (such claims, “Unresolved Claims,” and such amount of funds to be transferred, the “Indemnification Escrow Remainder”). Such joint written instructions to the Escrow Agent shall cause the Escrow Agent to pay to the Representative the Indemnification Escrow Remainder for the benefit of the Securityholders. The Representative shall distribute to each Securityholder its pro rata portion thereof based on its Pro Rata Percentage; provided that to the extent a Securityholder is a holder of In-the-Money Options, the Representative may deposit with the Surviving Company any portion of such amount payable to such holder of In-the-Money Options, and Parent shall cause the Surviving Company, through the Surviving Company’s payroll system, on the first normal payroll date of the Surviving Company following such deposit (and in any event within three (3) Business Days following such deposit), to distribute to each such holder the amount specified in instructions received from the Representative and, in such circumstances, the amount distributed to the other Securityholders shall be reduced accordingly. Upon final resolution of any Unresolved Claim in respect of which an amounts had been retained (to the extent not utilized to satisfy valid claims for indemnification pursuant to Section 9.02(a)), the parties shall provide a joint written instruction to the Escrow Agent to deliver such amount promptly from the Indemnification Escrow Account by wire transfer of immediately available funds and such amount shall be deemed to have become Indemnification Escrow Remainder and shall be paid to each Securityholder in accordance with the process set forth in the preceding sentence and the terms of the Escrow Agreement.

(c) Promptly upon any Person becoming entitled to release of amounts from the Indemnification Escrow Account pursuant to Section 7.03(b) or this Article IX or the Escrow Agreement, the parties shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to so release such amounts.

9.07 Special Damages. Notwithstanding any provision of this Agreement to the contrary, no Person shall be liable to any other Person for, and no Parent Indemnified Party shall be entitled to seek or recover under any theory of liability, any speculative, exemplary, punitive damages or other damages that are not reasonably foreseeable of such other Person relating to the breach or alleged breach of any representation, warranty, covenant or agreement in this Agreement or related hereto, except to the extent included in a Third Party Claim as to which a Party is entitled to indemnification under this Agreement.

ARTICLE X

TERMINATION

10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

(b) by Parent if the Shareholder Approval shall not have been obtained within twenty-four (24) hours of the execution of this Agreement;

(c) by Parent, if any of the representations or warranties of the Company or the Representative set forth in this Agreement shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the conditions to the Closing set forth in either Section 8.01(a) or Section 8.01(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to the Company; provided that Parent and Merger Sub are not then in breach of this Agreement so as to cause the condition to the Closing set forth in either Section 8.02(a) or Section 8.02(b) not to be satisfied as of the Closing Date;

(d) by the Company, if any of the representations or warranties of Parent or Merger Sub set forth in this Agreement shall not be true and correct, or if Parent or Merger Sub has failed to perform any covenant or agreement on the part of Parent or Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the conditions to the Closing set forth in either Section 8.02(a) or Section 8.02(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to Parent or Merger Sub; provided that the Company and the Representative are not then in breach of this Agreement so as to cause the condition to the Closing set forth in either Section 8.01(a) or Section 8.01(b) not to be satisfied as of the Closing Date;

(e) by Parent or the Company, if the Closing shall not have been consummated on or prior to January 29, 2015 (such date, the “Outside Date”); provided that a Party may not terminate this Agreement pursuant to this Section 10.01(e) if it or any of its Subsidiaries shall have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Closing on or before the Outside Date, and, if any Party brings any Action pursuant to Section 13.18 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended pursuant to Section 13.18(b);

(f) by the Company if (i) all conditions set forth in Section 8.01 have been satisfied or waived (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of those conditions), (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 8.02 have been satisfied (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of those conditions) or that it is willing to waive and waives any unsatisfied conditions in Section 8.02 at the Closing and (iii) Parent and Merger Sub do not consummate the Closing within two (2) Business Days following the delivery of such notice by the Company; and

(g) by either the Company or Parent, if (i) there shall be any Law that makes consummation of the Merger illegal or (ii) any Governmental Entity having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action shall have become final and nonappealable.

10.02 Effect of Termination.

(a) In the event this Agreement is terminated by either Parent or the Company as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (other than the last sentence of Section 5.02, this Section 10.02, Section 11.01, and Article XII and Article XIII hereof which shall survive the termination of this Agreement (other than the provisions of Section 13.18, which shall terminate)), and there shall be no liability on the part of either Parent, Merger Sub, the Company, the Representative or the Securityholders to one another, except for fraud or Willful Breaches of this Agreement prior to the time of such termination. No termination of this Agreement shall affect the obligations contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE XI

ADDITIONAL COVENANTS

11.01 Representative.

(a) Appointment. In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Company Stock of this Agreement, all of the Securityholders collectively and irrevocably constitute and appoint the Representative, as their agent and representative to act from and after the date hereof and to do any and all things and execute any and all documents which the Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise to perform the duties or exercise the rights granted to the Representative hereunder, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Securityholders and others, as contemplated by this Agreement, including receipt of payments made to the Representative under Section 1.09, 1.10 or 9.05; (iii) payment of amounts due to Parent pursuant to Section 1.09, 1.10 or 9.05; (iv) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (v) administration of the provisions of this Agreement; (vi) giving or agreeing to, on behalf of all or any of the Securityholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vii) amending this Agreement or any of the instruments to be delivered to Parent pursuant to this Agreement; (viii) (A) disputing or refraining from disputing, on behalf of each Securityholder relative to any amounts to be received by such Securityholder under this Agreement or any agreements contemplated hereby, any claim made by Parent or Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) executing, on behalf of each such Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; and (ix) engaging attorneys, accountants, agents or consultants on behalf of the Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto.

(b) Authorization. Notwithstanding Section 11.01(a), in the event that the Representative is of the opinion that it requires further advice from the Securityholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further advice from the Securityholders prior to acting on their behalf. In such event, each Securityholder shall vote in accordance with the pro rata portion of the Merger Consideration paid to such Securityholder in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Securityholders and shall constitute the authorization of the Securityholders. The appointment of the Representative is coupled with an interest and shall be irrevocable by any Securityholder in any manner or for any reason. This authority granted to the Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. NB Representative, LLC hereby accepts its appointment as the initial Representative.

(c) Actions by the Representative; Resignation; Vacancies. The Representative may resign from its position as Representative at any time by written notice delivered to Parent and the Securityholders. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by the majority vote in accordance with the method set forth in Section 11.01(b).

(d) No Liability. All acts of the Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Securityholders and not of the Representative individually. Other than as a result of a breach of the representations of the Representative set forth in Section 11.01(f) or as a result of fraud by the Representative, the Representative shall not have any liability for any amount owed to Parent pursuant to this Agreement, including Section 1.09, 1.10 or 9.05. Other than as a result of a breach of the representations of the Representative set forth in Section 11.01(f) or as a result of fraud by the Representative, the Representative shall not be liable to the Company, its Subsidiaries, Parent, Merger Sub or any other Person in his or its capacity as the Representative, for any liability of a Securityholder or otherwise, or for anything which it may do or refrain from doing in connection with this Agreement. The Representative shall not be liable to the Securityholders, in his or its capacity as the Representative, for any liability of a Securityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything which it may do or refrain from doing in connection with this Agreement, except in the case of the Representative’s gross negligence or willful misconduct as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties or rights hereunder, and it shall incur no liability in its capacity as the Representative to Parent, Merger Sub, the

Company or the Securityholders and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel. The Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Securityholder, except in respect of amounts received on behalf of the Securityholders.

(e) Indemnification; Expenses. The Representative may use the Representative Amount to pay any fees, costs, expenses or other obligations incurred by the Representative acting in its capacity as such. Without limiting the foregoing, each Securityholder shall, only to the extent of such Securityholder’s Pro Rata Percentage thereof, indemnify and defend the Representative and hold the Representative harmless against any Loss, damage, cost, Liability or expense actually incurred without fraud, gross negligence or willful misconduct by the Representative (as determined in a final and non-appealable judgment of a court of competent jurisdiction) and arising out of or in connection with the acceptance, performance or administration of the Representative’s duties under this Agreement. Any expenses or taxable income incurred by the Representative in connection with the performance of its duties under this Agreement shall not be the personal obligation of the Representative but shall be payable by and attributable to the Securityholders based on each such Person’s Pro Rata Percentage. Notwithstanding anything to the contrary in this Agreement, the Representative shall be entitled and is hereby granted the right to set off and deduct any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Representative in connection with the performance of its duties to Securityholders hereunder from amounts actually delivered to the Representative pursuant to this Agreement. Additionally, in connection with any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Representative in connection with the performance of its duties hereunder, the Representative shall be entitled and is hereby granted the right to direct any funds that would otherwise be actually payable to the Securityholders from the Escrow Account to itself no earlier than the date such payments are actually made. The Representative may also from time to time submit invoices to the Securityholders covering such expenses and Liabilities, which shall be paid by the Securityholders promptly following the receipt thereof on a pro rata basis based on their respective Pro Rata Percentages. Upon the request of any Securityholder, the Representative shall provide such Securityholder with an accounting of all expenses and Liabilities paid by the Representative in its capacity as such.

(f) Representations of the Representative.

(i) The Representative has been duly formed and is validly existing as a limited liability company under the laws of the State of Delaware. The Representative has all requisite power and authority to execute and deliver this Agreement and the Escrow Agreement.

(ii) The execution and delivery by the Representative of this Agreement and the Escrow Agreement and the performance by the Representative of its obligations hereunder and thereunder do not and will not conflict with or violate any provision of any applicable law, rule or regulation of any Governmental Entity applicable to, or the organizational documents of, the Representative.

(iii) No notice to, filing with, or authorization, registration, consent or approval of any Governmental Entity is necessary for the execution by the Representative of this Agreement or the Escrow Agreement or, except as set forth on Schedule 11.01(f)(iii), the consummation by the Representative of the transactions contemplated hereby and thereby.

11.02 Regulatory Filings. Each of Parent and the Company shall (a) make or cause to be made all filings and submissions required under the HSR Act within ten (10) Business Days after the date hereof, and any other applicable Antitrust Laws with respect to the jurisdictions set forth on Schedule 11.02(a) as promptly as practicable in connection with the consummation of the transactions contemplated herein (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other applicable Antitrust Laws) and (b) provide or cause to be provided the notices or filings set forth on Schedule 11.02(b) as promptly as practicable. In connection with the transactions contemplated herein, Parent and the Company shall promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities. Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith with any Governmental Entities and Parent shall use its reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by this Agreement expeditiously and lawfully; provided that nothing herein shall require Parent or any of its Subsidiaries to (i) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminate any venture or other arrangement; (iv) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (v) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing and in the case of Actions by or with respect to any Group Company or its businesses or assets, by consenting to such Action by the Company), in each case, if such actions described in clauses (i) through (v) would, individually or in the aggregate, be reasonably expected to materially reduce, impair or eliminate the benefits or advantages that Parent will derive from the transactions contemplated hereby. Without limiting the generality of the foregoing, if a suit or other Action is threatened or instituted by any Governmental Entity or any other entity challenging the validity or legality or seeking to restrain the consummation of the transactions contemplated by this Agreement, Parent and Merger Sub shall use their reasonable best efforts to avoid, resist, resolve or, if necessary, defend such suit or action and shall afford the Company a reasonable opportunity to participate therein; provided that Parent shall not be required to take any of the actions described in clauses (i) through (v) of the preceding sentence to avoid, resist, resolve or defend such suit or Action, if such actions would, individually or in the aggregate, be reasonably expected to materially reduce, impair or eliminate the benefits or advantages that Parent will derive from the transactions contemplated hereby. Without limiting the generality of the foregoing, if a suit or other Action is threatened or instituted by any Governmental Entity or any other entity challenging the validity or legality or seeking to restrain the consummation of the transactions contemplated by this Agreement, Parent and Merger Sub shall use their reasonable best efforts to avoid, resist, resolve or, if necessary, defend such suit or action and shall afford the Company a reasonable opportunity to participate therein. Parent and the Company each shall diligently assist and cooperate with the Other Party in preparing and filing any and all written communications that are to be submitted to any Governmental Entities in connection with the transactions contemplated hereby and in obtaining any governmental or third party consents, waivers, authorizations or approvals which may be required to be obtained by any Group Company in connection with the transactions contemplated hereby, which assistance and cooperation shall include: (i) timely furnishing to the Other Party all information concerning the Other Party that counsel to the Other Party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (ii) promptly providing the Other Party with copies of all written communications to or from any Governmental Entity relating to any Antitrust Law; provided that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with contractual arrangement or applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (iii) keeping the Other Party reasonably informed of any communication received or given in connection with any proceeding by the Other Party, in each case regarding the Merger; and (iv) permitting the Other Party to review and incorporate the Other Party’s reasonable comments in any communication given by it to any Governmental Entity or in connection with any proceeding related to the HSR Act, in each case regarding the Merger. Neither Parent nor Merger Sub, on one hand, nor the Company, on the other hand, shall initiate, or agree to participate in any meeting, telephone call or discussion with any Governmental Entity with respect to any filings, applications, investigation, or other inquiry regarding the Merger or filings under the HSR Act without giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate in such meeting, telephone call or discussion.

11.03 Disclosure Schedules. All references to this Agreement herein or in any of the Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement if the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) except as expressly set forth in this Agreement, be deemed or interpreted to expand the scope of the Company’s, Parent’s or Merger Sub’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein, (d) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (e) except as required to be set forth in the Disclosure Schedules pursuant to the terms of this Agreement, represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, (f) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter or (g) except as required to be set forth in the Disclosure Schedules pursuant to the terms of this Agreement, constitute, or be deemed to constitute, an admission or indication by the Company, Parent or Merger Sub that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Disclosure Schedules. No reference in the Disclosure Schedules to any Contract shall be construed as an admission or indication that such Contract is enforceable or currently in effect (other than for purposes of Section 3.10(c)) or that there are any obligations remaining to be performed or any rights that may be exercised under such Contract. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

ARTICLE XII

DEFINITIONS

12.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods used and applied by the Group Companies in the preparation of the 2013 audited financial statements.

“Additional Merger Consideration” means, as of any date of determination, without duplication, any purchase price adjustments arising under Section 1.10 payable to the Securityholders.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Base Consideration” means $615,000,000.

“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York are authorized or obligated by Law to close.

“Cash” means, with respect to the Group Companies, as of the Reference Time (but before taking into account the consummation of the transaction contemplated hereby), (a) all cash, (b) certificates of deposit (including Certificate of Deposit Account Registry Services

(CDARS)) with original maturities not exceeding three (3) months, (c) bank deposits and other cash in bank, lock box and other similar accounts that may be fully withdrawn on demand and (d) money market funds and U.S. Treasury securities with original maturities not exceeding three months and (f) cash resulting from the clearance of checks deposited, or the receipt of wire transfers initiated, prior to the such time that have not cleared before such time; provided, however, that such clearance actually occurs within ten (10) Business Days of such deposit, in each of cases (a) through (f), of the Company and its wholly owned Subsidiaries at such time and determined in accordance with Accounting Principles. Cash shall (1) be calculated net of issued but uncleared checks and drafts written or issued by any Group Company as of the Reference Time, and (2) include checks, wire transfers and drafts deposited or initiated for the account of the Group Companies. An illustrative calculation as of June 30, 2104 of Cash is shown on Exhibit F.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company.

“Closing Cash Consideration” means (i) the Base Consideration, minus (ii) the amount of Estimated Funded Debt, plus (iii) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital Amount, plus (v) the amount of Estimated Cash, minus (vi) the amount of the Estimated Transaction Expenses, minus (vii) the Purchase Price Adjustment Escrow Amount, minus (viii) the Indemnification Escrow Amount, minus (ix) the Representative Amount.

“Closing Option Consideration” means, for each In-the-Money Option, the amount equal to the product obtained by multiplying (A) the amount by which the Per Share Closing Cash Consideration exceeds the exercise price of such In-the-Money Option and (B) the aggregate number of shares of Common Stock subject to such In-the-Money Option (rounded down to the nearest whole cent).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shareholder” means a holder of Common Stock.

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other employee or consultant compensation and benefit plans, policies, programs, agreements, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement of any kind sponsored, maintained, contributed to or required to be contributed to by any of the Group Companies for the benefit of any current or former officer, employee, consultant or director of the Group Companies.

“Company Equity Plan” means the Company’s 2005 Stock Incentive Plan, as amended.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.01, Sections 3.03(a), (b) and (d), Section 3.04(a), and (c), and Section 3.21.

“Company Representatives” means the officers, directors, financial advisors, attorneys, accountants, agents and other representatives of the Company and its Subsidiaries.

“Company Stock” means the Common Stock and Preferred Stock.

“Contract” means any legally binding written or oral agreement, contract, commitment, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, other than any Company Employee Benefit Plan.

“Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Company Employee Benefit Plans listed on Schedule 3.14(a).

“Environmental Laws” means all applicable Laws (which for this purpose shall include all applicable common law) concerning pollution, contamination or protection of the environment, including without limitation CERCLA and RCRA and other Laws relating to emissions, discharges, releases, or threatened releases or migration of Hazardous Substances into, on, under or above ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, removal, disposal, transport, handling or remediation of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means JPMorgan Chase Bank, N.A. or another escrow agent reasonably acceptable to Parent and the Representative.

“Excluded Taxes” means (i) any Taxes imposed on or payable by or with respect to the Company or any of its Subsidiaries (other than Transfer Taxes) for any Pre-Closing Period, (ii) any Taxes of or imposed on the holders of Company Stock or any of their Affiliates for any period (whether before or after the Closing Date) and (iii) Transfer Taxes to the extent required to be borne by the Representative pursuant to Section 7.03(g).

“Existing Credit Agreement” means that certain Credit Agreement, dated as of October 1, 2012, the Company, New Breed, Inc., a North Carolina corporation, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley Bank, N.A., as issuing bank.

“Final Cash Consideration” means (i) the Base Consideration, minus (ii) the amount of Funded Debt as finally determined pursuant to Section 1.09, plus (iii) the amount, if any, by which the Net Working Capital as finally determined pursuant to Section 1.09 exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which the Net Working Capital as finally determined pursuant to Section 1.09 is less than the Target Net Working Capital Amount, plus (v) the amount of Cash as finally determined pursuant to Section 1.09, minus (vi) the amount of the Transaction Expenses as finally determined pursuant to Section 1.09, minus (ix) the Purchase Price Adjustment Escrow Amount, minus (x) the Indemnification Escrow Amount, minus (xi) the Representative Amount.

“Financing Sources Related Party” means the Lenders and any lender, arranger or agent of or under the Debt Financing and the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, and their respective affiliates and their respective officers, employees, directors, partners, controlling parties, advisors, agents and representatives.

“Fully Diluted Shares” means the sum of (i) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Common Stock underlying any In-the-Money Options as of immediately prior to the Effective Time and (iii) the number of shares of Common Stock issuable upon the conversion of the Preferred Stock in accordance with Article V.5.a of the Certificate of Incorporation immediately prior to the Effective Time (rounded down to the nearest whole share).

“Funded Debt” means, as of any particular time with respect to any of the Group Companies, without duplication, (i) all obligations of any Group Company for borrowed money, or with respect to deposits or advances of any kind to such Group Company, including under any progress payment agreements (excluding all intercompany indebtedness owed by any Group Company to the Company or any of its Subsidiaries), (ii) all obligations of any Group Company evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of any Group Company under leases required in accordance with the Accounting Principles to be capitalized on a balance sheet of the Group Companies, (iv) all obligations of any Group Company to pay the deferred and unpaid purchase price of property and equipment (including “earn-out” payments but excluding any trade payables incurred, or purchase orders entered into, in the ordinary course of business), (v) the net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (vi) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of any Group Company, (vii) any accrued interest, fees, premiums, penalties and other obligations relating to any indebtedness or other obligations of the type referred to in any other clause of this definition payable in connection with the repayment thereof on or prior to the Closing Date, (viii) all cash held on account of third Persons, (ix) cash held pursuant to applicable Law, (x) all deferred revenue, (xi) all accrued severance and (xii) all amounts accrued resulting from the closing of facilities. Notwithstanding the foregoing, “Funded Debt” shall not include (a) any letters of credit to the extent not drawn upon, (b) any bank guarantees, (c) surety bonds and performance bonds, (d) any intercompany indebtedness among the Group Companies or (e) any obligations of a Group Company pursuant to the agreement set forth on Schedule 12.01(a). For purposes of Article I of this Agreement, Funded Debt shall mean “Funded Debt,” as defined above, outstanding as of the Reference Time (but before taking into account the consummation of the transactions contemplated hereby).

“GAAP” means United States generally accepted accounting principles consistently applied. With respect to the computations pursuant to Section 1.08 and Section 1.09, GAAP shall be as in effect as of the Reference Time.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Group Company(ies)” means the Company and each of its Subsidiaries.

“Hazardous Substance” means any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls (“PCBs”), petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutants, contaminants or waste that is defined, classified, listed or regulated under any Environmental Law.

“HSR Act” means Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any particular time with respect to any of the Group Companies, without duplication, (i) all Funded Debt as of such time, (ii) all letters of credit or performance bonds issued for the account of the Company or any of its Subsidiaries, (ii) all bank guarantees, (iii) all surety bonds and performance bonds and (iv) all guarantees and keepwell arrangements issued by the Company or any of its Subsidiaries.

“Intellectual Property” means all rights arising in or to the following, in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions, including continuations, divisional, continuations-in-part, renewals and reissues for any of the foregoing, (ii) trademarks, service marks, trade dress, trade names, logos, domain names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, and copyrightable subject matter, including copyrights in software, and (iv) inventions (whether patentable or unpatentable and whether or not reduced to practice), trade secrets and other confidential and proprietary information (including ideas, formulas, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists); and (v) copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“In-the-Money Option” shall mean an Option (whether or not vested as of immediately prior to the Effective Time) with an exercise price that is less than the Options Clearing Price, determined as of immediately prior to the Effective Time.

“knowledge of the Company” and “the Company’s knowledge” mean the knowledge of Louis DeJoy, Richard Wimmer, William Fraine, Richard Valitutto, Mark Mueller and Matt Rogers as of the applicable date, after reasonable inquiry (which in no event shall include making any inquiry to a third party).

“Law” means any law, statute, rule, regulation, judgment, injunction, Order, decree or other restriction of any Governmental Entity.

“Liabilities” means all indebtedness, debts, claims, obligations and other liabilities of a Person, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due.

“Liens” means liens, security interests, charges or encumbrances.

“Loss” means any claim of any kind, damage, penalty, fine, cost, amount paid in settlement, obligation, Liability, Tax, loss, interest, cost, expense and fees including court costs and attorneys’ and other professionals’ fees and expenses.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after, throughout and at the end of which Parent shall have the Required Information provided, that as of the last day of such period, the conditions set forth in Section 8.01 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and no condition exists that would cause any of the conditions set forth in Section 8.01 to fail to be satisfied assuming the Closing was to be scheduled for such day; provided, further, that the Marketing Period shall not be deemed to have commenced if, at any time prior to the completion of such fifteen (15) consecutive Business Day period, (i) PricewaterhouseCoopers LLP shall have withdrawn, or advised the Company in writing that they intend to withdraw, its audit opinion with respect to the applicable Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the applicable Required Information by PricewaterhouseCoopers LLP, another “big four” accounting firm or another independent public accounting firm reasonably acceptable to Parent, (ii) the financial statements included in the Required Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period, (iii) the Required Information contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make the statements contained in the Required Information not misleading or (iv) the Company or its auditors determines to restate its or any of its Subsidiaries’ historical financial statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such re-statement has been completed and the relevant financial statement has been amended or the Company or its auditors, as applicable, have indicated that it has concluded that no restatement shall be required in accordance with U.S. GAAP; provided, however, that the Marketing Period shall end on any earlier date that is the date on which proceeds of the Financing in an amount equal to 100% of the proceeds contemplated by the Debt Financing Commitment are obtained. Notwithstanding anything to the contrary herein, if the

Marketing Period has not ended (and the Closing Date has not occurred) on or prior to August 18, 2014, the Marketing Period shall be deemed not to have commenced until on or after September 2, 2014 at the earliest. If at any time the Company shall in good faith believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it has completed such delivery), in which case the requirement in the foregoing clause (a) will be deemed to have been satisfied as of the date of such delivery as identified in such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered) (provided that it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been delivered); provided, however, that the delivery of such notice by the Company shall not limit the Company’s obligation to update the Required Information from time-to-time prior to the consummation of the Marketing Period.

“Material Adverse Effect” means any fact, circumstance, development, event, condition, occurrence or change that (i) has, or would be reasonably expected to have, either individually or in the aggregate with all other facts, circumstances, developments, events, conditions, damages, losses, occurrences or changes, a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operation of the Group Companies, taken as a whole, but excluding, for purposes of this clause (i) in each case any such fact, circumstance, development, event, condition, occurrence or change resulting or arising from: (a) any change, after the date hereof, in GAAP or applicable Law or the application or interpretation thereof, (b) any change in general economic conditions in the industries or markets in which the Group Companies operate or affecting United States or foreign economies in general, (c) any change that is generally applicable to the industries or markets in which the Group Companies operate, (d) acts of war (whether declared or not declared) or terrorism, or the escalation thereof, (e) hurricanes, earthquakes, tornadoes, floods or other natural disasters, (f) any action specifically required to be taken pursuant to this Agreement or taken with the written consent of Parent, (g) the announcement or pendency of the transactions contemplated by this Agreement, including loss of any employees, customers, suppliers or partners as a result thereof, (h) the failure of any Group Companies to meet or achieve the results set forth in any projection, forecast or estimate (provided, that clause (h) will not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) or (i) seasonal fluctuations in the business of the Group Companies in the ordinary course of business; except, that facts, circumstances, developments, events, conditions, damages, losses, occurrences or changes set forth in the foregoing clauses (a) - (e) may be taken into account in determining whether there has been or is a Material Adverse Effect to the extent such facts, circumstances, developments, events, conditions, damages, losses, occurrences or changes have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to the other Persons in the industries and markets in which the Group Companies operate; or (ii) individually or in the aggregate, has had or would have a material adverse effect on the ability of the Company or the Representative to consummate the transactions contemplated hereby.

“Merger Consideration” means, collectively, the Common Stock Merger Consideration, the Option Consideration and the Preferred Stock Merger Consideration.

“Net Working Capital” means, without duplication, an amount (which amount may be a positive or negative number) equal to (i) all current assets of the Group Companies as of the Reference Time, minus (ii) all current Liabilities of the Group Companies as of the Reference Time, in each case, determined in accordance with the Accounting Principles; provided, however, that (i) “current assets” shall (x) include an amount equal to $3,098,000, with respect to the Company’s overpayment of Taxes for the taxable year 2013 and (y) exclude: (A) all Cash as of such time, (B) deferred or, prepaid Tax assets as of such time, and (C) any accounts receivable as of such time for which the related credit card receipt, check, draft, wire transfer, or money order has been included in Cash as of such time, and (ii) “current liabilities” shall exclude (A) all Funded Debt as of such time, (B) all Transaction Expenses, including those Transactions Expenses and all other amounts, fees and expenses payable pursuant to Section 2.02 and including any related accruals or reserves therefor, and (C) deferred Tax liabilities as of such time.

“Non-Recourse Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided, that no Party to this Agreement will be considered a Non-Recourse Party.

“Option” means an outstanding and unexercised stock option to purchase shares of Common Stock under the Company Equity Plan.

“Option Consideration” means, for each In-the-Money Option, the amount equal to the sum of (A) the Closing Option Consideration and (B) the product obtained by multiplying (i) the Per Share Additional Merger Consideration by (ii) the aggregate number of shares of Common Stock subject to such In-the-Money Option (rounded down to the nearest whole cent), less applicable withholding Taxes.

“Optionholder Percentage” means the amount, expressed as a percentage, equal to the quotient obtained by dividing (i) the number of shares of Common Stock underlying any In-the-Money Options as of immediately prior to the Effective Time by (ii) the Fully Diluted Shares.

“Options Clearing Price” means the amount that, if used as the Per Share Closing Cash Consideration, would result in the sum of the aggregate consideration payable pursuant to Sections 1.02(a)(i), 1.02(b)(i), and 1.03(a) being equal to the Closing Cash Consideration.

“Organizational Documents” means the Bylaws of the Company, as amended through the date hereof, and the Certificate of Incorporation.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 4.01, 4.02 and 4.06.

“Parent Material Adverse Effect” means any fact, circumstance, development, event, condition, occurrence or change that, individually or in the aggregate, has had or would have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which appropriate reserves have been established in accordance with GAAP in the Latest Balance Sheet; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and for which adequate reserves are maintained on the Interim Financial Statements in accordance with GAAP consistently applied; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Group Companies’ and their Subsidiaries’ businesses; (v) public roads and highways; (vi) matters set forth in the title insurance provided to Parent none of which materially detracts from the value of, or materially and adversely interfere with the present use of, such real property; (vii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) liens arising in connection with sales of foreign receivables; (ix) liens on goods in transit incurred pursuant to documentary letters of credit; (x) purchase money liens and liens securing rental payments under capital lease arrangements; and (xi) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Per Share Additional Merger Consideration” means the amount equal to the quotient obtained by dividing (i) the Additional Merger Consideration by (ii) the Fully Diluted Shares.

“Per Share Closing Cash Consideration” means the amount equal to the quotient obtained by dividing (i) the sum of (x) the Closing Cash Consideration and (y) the product of (A) the exercise price of each In-the-Money Option multiplied by (B) the number of shares of Common Stock underlying each such In-the-Money Option, by (ii) the Fully Diluted Shares.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity or any department, agency or political subdivision thereof or any other organization or entity of any kind.

“Post-Closing Period” means any taxable period (or portion thereof as determined pursuant to Section 7.03(c)) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof as determined pursuant to Section 7.03(c)) ending on or prior to the Closing Date.

“Preferred Share Common Equivalent” means, with respect to a share of Preferred Stock, the number of shares of Common Stock into which such share of Preferred Stock would be convertible as of immediately prior to the Effective Time in accordance with Article V.5.a of the Certificate of Incorporation.

“Preferred Shareholder” means a holder of Preferred Stock.

“Property Taxes” means real, personal and intangible ad valorem property taxes.

“Pro Rata Percentage” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of shares of Common Stock held by such Securityholder immediately prior to the Effective Time, (ii) the number of shares of Common Stock underlying any In-the-Money Options held by such Securityholder as of immediately prior to the Effective Time, and (iii) the number of shares of Common Stock issuable upon the conversion of any shares of Preferred Stock held by such Securityholder in accordance with Article V.5.a of the Company Certificate of Incorporation immediately prior to the Effective Time by (b) the Fully Diluted Shares.

“Reference Time” means immediately prior to the Effective Time.

“Securityholder” means a Common Shareholder, a Preferred Shareholder or a holder of an In-the-Money Option.

“Software” means all computer software, including, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

“Stockholder Percentage” means the amount, expressed as a percentage, equal to one minus the Optionholder Percentage.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.

“Takeover Law” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Target Net Working Capital Amount” means $77,700,000.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, severance, stamp, occupation, premium, windfall profit, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, escheat, or other tax, levy, fee, impost, duty or assessment of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Benefit” means, with respect to any Loss subject to any indemnity under Article IX an amount by which the net Tax liability of the Indemnified Party (or a group filing a Tax Return that includes such Indemnified Party) is actually reduced in, or prior to, the year the Losses were incurred solely as a result of the Losses or the amount of Tax refund that is generated solely as a result of such Losses, and any related interest received from the applicable taxing authority.

“Tax Claim” means a suit, action or proceeding (including Tax audits) in respect of Taxes.

“Tax Cost” means an amount by which the net Tax liability of an Indemnified Party (or a group filing a Tax Return that includes such Indemnified Party) is actually increased solely as a result of (and would not have been increase but for) the receipt of or entitlement to any indemnification payment and any related interest owed to the applicable taxing authority.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Transaction Expenses” means (i) all fees, costs and expenses of the Group Companies incurred or payable by or on behalf of any of the Group Companies (and not paid prior to the Effective Time) incurred in connection with or arising out of the negotiation, execution and delivery of this Agreement or the Escrow Agreement, or relating to the planning, structuring, negotiation or consummation of the transactions contemplated hereby or thereby, including those of professionals (including investment bankers, attorneys, accountants and other consultants and advisors, including Morgan Stanley & Co. LLC and WF&G) retained by or on behalf of any Group Company in connection with the negotiation, execution and delivery of this Agreement and any other Contracts relating hereto and the consummation of the transactions contemplated hereby or thereby, and (ii) any change in control bonus or transaction bonus to be made to any current or former employee, director or officer of any of the Group Companies at or after the Closing pursuant to any agreement to which any of the Group Companies is a party prior to the Effective Time which becomes payable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (as well as any Tax indemnification payments in respect of any such bonuses), including the bonuses set forth on Section 12.01 of the Seller Disclosure Schedule, and including any employer Taxes in connection with any such bonuses; provided, that any of the foregoing payments that are severance payments or that are triggered by a termination of employment which occurs following the Closing shall not be a Transaction Expense. For clarity, any fees, costs or expenses incurred after the Effective Time by the Representative, including when acting on behalf of the Company or the Securityholders, shall be the responsibility of the Representative and shall not be the responsibility of the Company, Parent or any of their respective Subsidiaries.

“Warburg Pincus” means Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V.I and WP-WPVIII Investors L.P., together with any successors and affiliated funds.

“Willful Breach” means, with respect to a Person, a material breach, or failure to perform, by such Person that is the consequence of an act or omission of such Person with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a “Willful Breach.”

12.02 Other Definitional Provisions. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

12.03 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

280G Approval	5.08
Acquisition Transaction	5.04
Action	3.12
Affiliate Agreements	3.18
Agreement	Preface
Alternative Financing	6.06(b)
Alternative Financing Commitment	6.06(b)
Anti-Bribery Laws	3.16(b)
Assets	3.06
Certificate	1.04
Certificate of Merger	1.01(b)
Claim Notice	9.03(a)
Closing	2.01
Closing Balance Sheet	1.09
Closing Date	2.01

Term	Section No.

Closing Statement	1.09
Common Stock	3.04(a)
Common Stock Merger Consideration	1.02(b)
Company	Preface
Confidentiality Agreement	5.02
Continuing Employees	7.01
Controlled Group	3.14(b)
Current Policies	6.03(b)
D&O Indemnified Party	6.03(a)
D&O Tail	6.03(b)
Debt Financing	4.07
Debt Financing Commitment	4.07
Deductible	9.04(b)
DGCL	1.01(a)
Disclosure Schedules	11.03
Disputed Item	1.09
Dispute Notice	9.03(a)
Dispute Resolution Arbiter	1.09
Dissenting Share	1.12
Dissenting Stockholder	1.12
Effective Time	1.01(b)
Environmental and Safety Requirements	3.17(a)
Escrow Agreement	1.11(a)
Escrow Excess Amount	1.10(b)
Estimated Cash	1.08
Estimated Closing Statement	1.08
Estimated Funded Debt	1.08
Estimated Net Working Capital	1.08
Estimated Transaction Expenses	1.08
Financial Statements	3.05(a)
Financing	5.09
HSR Act	12.01
Indemnification Escrow Account	1.11(b)
Indemnification Escrow Amount	1.11(b)
Indemnification Escrow Remainder	9.05(b)
Indemnified Party	9.03(a)
Latest Balance Sheet	3.05(a)
Leased Real Property	3.08(a)
Lenders	4.07
Letter of Transmittal	1.04
Material Contracts	3.10(a)
Merger	1.01(a)
Merger Sub	Preface
Money Laundering Laws	3.16(e)

Term	Section No.

New Plans	7.01
Nonqualified Deferred Compensation Plan	3.14(e)
Objections Statement	1.09
OFAC	3.06(e)
Order	3.12
Outside Date	10.01(e)
Parent	Preface
Parent Indemnified Parties	7.03(b)
Parent’s Representatives	5.02
Parties	Preface
Payoff Amount	5.05
Payoff Letter	5.05
Permits	3.16(b)
Preferred Stock	3.04(a)
Preferred Stock Merger Consideration	1.02(a)
Premium Amount	6.03(b)
Purchase Price Adjustment Escrow Account	1.11(a)
Purchase Price Adjustment Escrow Amount	1.11(a)
Real Property Leases	3.08(a)
Representative	Preface
Representative Amount	1.05
Required Information	5.09
Responsible Party	9.03(a)
Schedule	11.03
SDN List	3.16(e)
SEC	5.09
Securities Act	3.04(a)
Shareholder Approval	8.01(c)
Shortfall Amount	1.10(b)
Significant Customers	3.20
Survival Termination Date	9.01
Surviving Company	1.01(a)
Tax Proceedings	7.03(d)(ii)
Third Party Claim	9.03(b)
Transfer Taxes	7.03
Unresolved Claims	9.05(b)
Waived 280G Benefits	5.08
WF&G	13.19
Written Consent	2.02(j)(iv)

ARTICLE XIII

MISCELLANEOUS

13.01 Press Releases and Communications.

(a) No press release, public announcement or other general communication related to this Agreement or the transactions contemplated herein shall be issued or made by the Company (prior to Closing) or the Representative or their respective Affiliates (at any time) without the prior written approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), unless required by Law (in the reasonable opinion of counsel) in which case Parent shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication. Prior to Closing, Parent, and after Closing, Parent and the Company, may issue one or more press releases (which Parent shall use reasonable best efforts to provide to the Representative prior to issuance, distribution or publication) and may provide information about the subject matter of this Agreement in connection with fund raising, debt issuances, or marketing, informational or reporting activities.

(b) Except as provided for press releases, public announcements and general communications pursuant to Section 13.01(a), (i) no general written communication (including scripts, prepared responses to frequently asked questions and audiovisual materials) to the employees, customers or suppliers of the Company or Parent or to the investors of Warburg Pincus related to this Agreement or the transactions contemplated herein shall be issued or made by Parent, Merger Sub or the Company (prior to Closing) or the Representative or their respective Affiliates (at any time) without the prior written approval of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed) and (ii) except for communications substantively consistent with materials approved pursuant to clause (i), no other communication to the employees, customers or suppliers of the Company or Parent or to the investors of Warburg Pincus related to this Agreement or the transactions contemplated herein shall be issued or made by Parent, Merger Sub or the Company (prior to Closing) or the Representative or their respective Affiliates (at any time) without the prior written approval of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), unless, in each case, required by Law (in the reasonable opinion of counsel) in which case the party not issuing such communication shall have the right to review such communication prior to issuance, distribution or publication.

13.02 Expenses. Except as otherwise expressly provided herein, each of the Company, the Securityholders, Parent, Merger Sub and the Representative shall pay all of their own fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants.

13.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted (except if not a Business Day then the next Business Day) via telecopy (or other facsimile device) to the number set out below or via E-mail to the address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to Parent, Surviving Company and/or Merger Sub:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Attn:             Gordon Devens

Facsimile:     (203) 629-7073

Email:            gordon.devens@xpologistics.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:             Adam O. Emmerich, Esq.

                      David K. Lam, Esq.

Facsimile:     (212) 403-200

Email:           AOEmmerich@wlrk.com

                       DKLam@wlrk.com

Notices to the Representative:

NB Representative, LLC

c/o Warburg Pincus, LLC

450 Lexington Avenue

New York, NY 10017

Attn:             Patrick T. Hackett

                      Alexander Berzofsky

Facsimile:     (212) 716-8659

                      (646) 861-4789

Email:           Patrick.Hackett@warburgpincus.com

                       Alex.Berzofsky@warburgpincus.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:                 Jeffrey Hochman, Esq.

Facsimile:        (212) 728-8111

Email:             JHochman@willkie.com

Notices to the Company:

c/o New Breed Logistics Corp.

4043 Piedmont Parkway

High Point, NC 27265

Attn:                 Louis DeJoy

Facsimile:        (336) 624-6766

Email:               ldejoy@newbreed.com

with copies to (before the Closing) (which shall not constitute notice):

Warburg Pincus, LLC

450 Lexington Avenue

New York, NY 10017

Attn:             Patrick T. Hackett

                      Alexander Berzofsky

Facsimile:     (212) 716-8659

                      (646) 861-4789

Email:           Patrick.Hackett@warburgpincus.com

                       Alex.Berzofsky@warburgpincus.com

and

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:             Jeffrey Hochman, Esq.

Facsimile:     (212) 728-8111

Email:           JHochman@willkie.com

13.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Company, Parent, Merger Sub or the Representative without the prior written consent of the non-assigning Parties, provided that Parent and Merger Sub may assign this Agreement (in whole but not in part) to one or more Affiliates of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations under this Agreement.

13.05 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

13.06 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, an exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

13.07 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

13.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by Parent, the Company (or the Surviving Company following the Closing) and the Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder; provided, however, that after the receipt of the Shareholder Approval, no amendment to this Agreement shall be made which by Law requires further approval by the stockholders of the Company without such further approval by such stockholders. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. Notwithstanding anything to the contrary in this Agreement, this Section 13.08, Section 13.10, Section 13.11, Section 13.15, Section 13.16, Section 13.17 and Section 13.18 may not be amended, modified, waived or terminated in a manner adverse in any respect to the Financing Sources Related Parties without the prior written consent of the Lenders, such consent not to be unreasonably withheld, conditioned or delayed.

13.09 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) and other documents executed in connection herewith or at the Closing contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to such subject matter in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

13.10 Third Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of the Securityholders and shall be enforceable by the Representative on behalf of the Securityholders; provided that no Securityholder shall have the right to directly take any action or enforce any provision of this Agreement, it being understood and agreed that all such actions shall be taken solely by the Representative on behalf of the Securityholders as provided in Section 11.01 hereof. In addition, (a) the Representative shall have the right, but not the obligation, to enforce any rights of the Company or the Securityholders under this Agreement, (b) Warburg Pincus shall have the right to enforce its rights under Section 13.20, (c) the former directors and officers of the Company shall have the right to enforce their respective rights under Section 6.03, (d) the Indemnified Parties shall have the right to enforce their respective rights under Section 9.03, (e) WF&G shall have the right to enforce its rights under Section 13.20 and (f) the Financing Sources Related Parties shall have the right to enforce this Section 13.10 and Sections 13.08, 13.11, 13.15 and 13.16, 13.17 and 13.18. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

13.11 Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO (INCLUDING ANY LITIGATION AGAINST THE FINANCING SOURCES RELATED PARTIES ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING COMMITMENT), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT

ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.12 Delivery by Facsimile or Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such Party forever waives any such defense. This Agreement is not binding unless and until signature pages are executed and delivered by each of the Company, Parent, Merger Sub and Representative.

13.13 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

13.14 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

13.15 Jurisdiction. Any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in the Delaware Court of Chancery of the State of Delaware; provided that if the Delaware Court of Chancery does not have jurisdiction, any such suit, Action or proceeding shall be brought exclusively in the United States District Court for the District of Delaware or any other court of the State of Delaware, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.03 shall be deemed effective service of process on such Party. Notwithstanding the foregoing, each of the parties hereto agrees that (i) it will not bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any federal court of the United States of America located in, or, if that court does not have subject matter jurisdiction, in any state court located in, in each case, the Borough of Manhattan in the City of New York and (ii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, except to the extent provided in the Debt Financing Commitment.

13.16 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

13.17 No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that this Agreement may only be enforced against, and any action, suit or claim for breach of this Agreement may only be made against, the Parties to this agreement, and no Non-Recourse Party of a Party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein. In addition, none of the Financing Sources Related Parties, in their capacities as such, will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement or any related Debt Financing, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Sources Related Parties hereunder or thereunder; provided that notwithstanding the foregoing, Parent and its Affiliates shall retain all rights and remedies that they may have against the Financing Sources Related Parties. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources Related Parties.

13.18 Specific Performance.

(a) Each of the Parties acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at Law. Accordingly, the Parties agree that prior to a valid termination of this Agreement in accordance with this Agreement, subject to and without limiting Section 13.18(b) below (if applicable), such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at Law or in equity, to enforce its rights and the other Party’s obligations hereunder not only by an Action or Actions for damages but also by an Action or Actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defenses in any Action for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity and (y) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

(b) To the extent any Party brings any Action, claim, complaint or other proceeding, in each case, before any Governmental Entity to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Action, claim, complaint or other proceeding is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action, claim, complaint or other proceeding.

13.19 Waiver of Conflicts. Recognizing that Willkie Farr & Gallagher LLP (“WF&G”) has acted as legal counsel to certain of the Securityholders (including Warburg Pincus and its Affiliates) and the Company, its Affiliates and the Group Companies prior to the Closing, and that WF&G intends to act as legal counsel to certain of the Securityholders (including Warburg Pincus and its Affiliates) after the Closing, each of Parent and the Surviving Company (including on behalf of the Group Companies) hereby waives any conflicts that may arise in connection with WF&G representing any of the Securityholders (including Warburg Pincus and its Affiliates) and/or its Affiliates after the Closing as such representation may relate to Parent, any Group Company or the transactions contemplated herein. In addition, all communications involving attorney-client confidences between any Securityholders (including Warburg Pincus and its Affiliates) and its Affiliates in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to such Securityholders and their Affiliates (and not the Group Companies or the Surviving Company). Accordingly, the Group Companies and the Surviving Company shall not have access to any such communications, or to the files of WF&G relating to engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the applicable Securityholders and their Affiliates (and not the Group Companies or the Surviving Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Group Companies or the Surviving Company shall be a holder thereof, (ii) to the extent that files of WF&G in respect of such engagement constitute property of the client, only the applicable Securityholders and their Affiliates (and not the Group Companies or the Surviving Company) shall hold such property rights and (iii) WF&G shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Group Companies or the Surviving Company by reason of any attorney-client relationship between WF&G and any of the Group Companies or otherwise; provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the transactions contemplated this Agreement or any other agreements contemplated thereby. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Company or any of the Group Companies and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Company (including on behalf of the Group Companies) may asset the attorney-client privilege to prevent disclosure of confidential communications by WF&G to such third party; provided, however, that neither the Surviving Company nor any of the Group Companies may waive such privilege without the prior written consent of the Representative, on behalf of the Securityholders.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Parent:	XPO Logistics, Inc.

	By:	Gordon E. Devens

	Its:	Senior Vice President and General Counsel

Merger Sub:	Nexus Merger Sub, Inc.

	By:	Gordon E. Devens

	Its:	Secretary

Company:	New Breed Holding Company

	By:	Louis DeJoy

	Its:	Chief Executive Officer and President

Representative:	NB Representative, LLC, solely in its capacity as the Representative

	By:	Patrick Hackett

	Its:	Authorized Person